Exhibit 5 - Technical Reports

Document No.	Date of Document	Title of Document

5.1	March 19, 2007	NI 43-101 Technical Report, San Juan Property Arequipa Department, Peru

Professionals in resources, mining, processing, construction and the environment	www.cam-llc.com

NI 43-101 Technical Report
San Juan Property
Arequipa Department
Peru

Prepared for:

Century Mining Corporation

19 March 2007

071421

Prepared by:

Chlumsky, Armbrust & Meyer, LLC

Fred Barnard, Ph.D.

California Professional Geologist # 7432

200 Union Boulevard, Suite 430
Lakewood, Colorado 80228
Telephone: (303) 716-1617
Fax: (303) 716-3386

		Page No.
Tables

6-1	Mining concessions comprising the San Juan Property (Data as of January 27, 2007)	9
8-1	Mine and Mill Production, San Juan de Chorunga	23
8-2	Historical, non-43-101-Compliant Mineral Inventory, 31 December 2001	25
8-3	Historical 2003 Tailing Inventory, San Juan de Chorunga	26
11-1	Auriferous Quartz Veins in San Juan De Chorunga District	34
13-1	Intercepts in Century 2006-early 2007 Drilling at San Juan de Chorunga	51
22-1	Drillholes at San Juan de Chorunga	64
22-2	Recommended Budget for 2006-7 Work Program	68

Figures

3-1	View of San Juan Property	3
6-1	Location of San Juan Property in Peru	6
6-2	Location of San Juan Property in Arequipa Department, Peru	7
6-3	Map of Century-controlled Concessions at San Juan de Chorunga	11
6-4	Century-controlled Concessions in relation to known Mineralized Areas	12
6-5	Site Map of San Juan de Chorunga Figure 9-1 Geologic Map of the San Juan Property	16
11-1	Mineralized Areas on San Juan Property	32
11-2	Map of Veins at San Juan de Chorunga	34
11-3	Long Section of eastern part of Mercedes Vein	36
11-4	Detail of Long Section in western part of Diagonal (San Juan D) Vein	37
11-5	Cross-section through San Juan-Diagonal Vein Group	38
11-6	Map of Champune Prospect	41
11-7	Plot of Au versus Cu values, Champune	42
11-8	Exploration map of Santa Clarita prospect.	43
11-9	Geology and Geochemistry of Santa Clarita Prospect.	44
11-10	Geology and Sample Results, Veta Clara	46
11-11	Geology of Erika Prospect	47
13-1	Section Showing Drillhole 07SJ6, Mercedes Vein	52
22-1	Century Drillhole Locations	66

3.0.                            SUMMARY

The San Juan property was acquired by Century Mining Corporation in mid-2006. It consists of an operating underground gold mine and associated copper-gold prospects in southern Peru.

This Technical Report was prepared in order to report on the geology, mineralization, history and current operations at San Juan, and to propose a Work Program with the objective of defining mineral Resources and Reserves which will be compliant with NI-43-101. No compliant resources or reserves are reported in this document. This report was assembled from numerous separate documents, as there has never previously been a comprehensive report prepared on the district.

The San Juan property lies in mountainous desert terrain about 70 kilometers from the Pacific coast in Arequipa department, Peru (Figure 3-1). The property includes 53 mining concessions and one millsite concession, totaling 31,316.55 hectares in an irregular outline. The mine offices and facilities and a small town lie within the concession at San Juan de Chorunga. Century Mining has been producing gold from San Juan since acquiring it in May 2006, and in 2006 Century produced 3,422 ounces of gold from 22,548 tonnes averaging 5.8 grams per tonne. In 2007 the San Juan operation is budgeted to produce 14,000 ounces. Currently there are 468 employees at San Juan, of which 258 are miners.

The principal rock units on the San Juan Mine consist of Jurassic to Cretaceous pre-batholithic metasedimentary rocks, batholithic rocks (granodiorite, tonalite, dacite and andesite dikes), and post-batholithic volcanic and sedimentary rocks. The latter occur on highland plateau surfaces, and truncate the mineralization.

The central focus of the property is a cluster of approximately 35 auriferous quartz veins which cut granodiorite and related batholithic rocks. Veins normally range in thickness from 10 to 80 centimeters, with grades generally in the range 5 to 30 grams per tonne Au. Silver and base-metal values are negligible. Diluted grades of mined ore have been in the range 3 to 8 grams per tonne Au since 1970.

Industrial-scale production began at San Juan in 1970, and over 500,000 ounces of documented gold has been shipped. An estimated 500,000 to 600,000 additional ounces have likely been produced in rustic mills by informal miners, for an estimated total district production of 1.1 to 1.2 million ounces. The San Juan property includes essentially all the productive veins.

The plant has a nominal capacity of 700 tonnes per day, with ball mills, cyanidation in Pachuca tanks, zinc precipitation and a CIP plant. Most production was from the San Juan and Mercedes vein sets, with significant production also from ten other veins.

Production at the mine declined after 1998, due to low gold prices, resulting in an insolvency situation and a court-directed reorganization. Especially after 2001, production was relatively disorganized until Century acquired control in mid-2006. Century is currently re-organizing the management and mining system, and upgrading the mill.

Mineral-inventory records have not been systematically kept since 2001. One challenge facing Century is validation and verification of the 2001 reserves inventory, which are not 43-101 compliant, and are largely still in place.

In addition to the veins, four known mineralized areas (Champune, Santa Clarita, Veta Clara, and Erika) on the property contain porphyry-copper-style mineralization, similar to porphyries known elsewhere in Peru’s Coastal Batholith, and show values in copper-molybdenum, and gold. Very little exploration has been undertaken on these to date.

CAM conclude that the San Juan property shows good potential for many years of gold production in the known veins, as well as potential for the discovery of economic copper, molybdenum, and gold deposits in the known mineralized porphyry-copper systems.

CAM recommends a drilling program and related work to define 43-101-compliant mineral Resources and Reserves in the known productive veins, as well as exploration of the porphyry-copper systems. The recommended work program totals $1.5 million and is underway as of the date of this report. Through March 2007, $0.5 million has been spent on the on-going drilling program.

Figure 3-1

View of San Juan Property

Figure 3-1 looks south from Pampa las Yeseras across the Chorunga Valley (middle) to the Esbilla Valley in the distance. The winding road reaches the San Juan Mine Level 0, with Level 3.5 and Level 4 visible below the viewer. Steep slopes are underlain by granodiorite and other batholithic rocks, while the flatter surface in mid-distance exposes flat-lying post-mineral volcanics and sedimentary rocks.

4.0.                            INTRODUCTION

This report was prepared by Chlumsky, Armbrust and Meyer, LLC (herein “CAM”) for Century Mining Corporation (herein “Century”) for the purpose of providing technical data relating to the San Juan de Chorunga property (herein “San Juan property” in Arequipa Department, Peru. This report does not present any quantified mineral Resources or Reserves, except those of a historical nature from previous operators, which are not 43-101 compliant.

The undersigned, Dr. Fred Barnard, a geologist and qualified person, visited the property during January 25-31, 2007, spending five full days and six nights on the property. The stay included visits to:

•                  an overview of the mineralized district from the Pampa Las Yeseras, a plateau north of the San Juan camp;

•                  two operating diamond drills: Redrilsa rig on hole 07SJ-08 on the upper levels of the San Juan veins, and Bradley-MBH rig on hole 07-SJ-07 on the Alpacay vein south of Quebrada Chorunga;

•                  underground in the Mercedes Mine, Level 2 to examine the Mercedes Vein;

•                  underground in the San Juan Mine, Levels 4, 3.75, and 3.5, to examine the San Juan, San Juan E (Diagonal 1), and San Juan F (Diagonal 2) veins;

•                  the geological office at the San Juan camp, where plans, sections, reports, and assay data are maintained; and

•                  the metallurgical plant at the San Juan camp.

Also included were visits to and examination of:

•                  the Champune prospect, northeast of the San Juan camp;

•                  the Erika prospect, northeast of the San Juan camp;

•                  the Santa Clarita prospect, southeast of the San Juan camp; and

•                  the Veta Clara prospect, northeast of the San Juan camp.

The data used in preparation of this report derives from the references cited in Section 23 (References) below, from CAM’s observations, and from discussions with the persons listed below in Section 5.

5.0          RELIANCE ON OTHER EXPERTS

In the preparation of this report, CAM relied on written or verbal data from the persons below:

Mr. Ross Burns, Vice President, Exploration, Century Mining Corp.

Mr. Adrian McNutt, Vice President, Project Development, Century Mining Corp.

Mr. Dan Brost, Manager of Resource Geology, Century Mining Corp.

Mr. Glen Stevenson, General Superintendent, Century Mining Peru

Mr. Larry Hillesland, Exploration Manager, Century Mining Peru

Ing. Hector Lazo F., Chief Geologist, San Juan Gold Mines, S.A.A.

Ing. Carlos Vera, Plant Manager, San Juan Gold Mines, S.A.A.

Further technical information came from the reports cited in Section 23, References.

In addition, certain information of legal, environmental, and permitting information was obtained from Century Mining Peru personnel in Lima, Peru, and Blaine, Washington, which information was not independently verified by CAM. This includes information on company ownership, Peruvian mining law, concession status and ownership, obligations and encumbrances of Century Mining Peru, water rights, environmental permits, and operating permits.

6.0                               PROPERTY DESCRIPTION AND LOCATION

6.1                               Location.

The San Juan property is located in the Department of Arequipa in southern Peru (Figure 6-1), 70 kilometers northeast of the mouth of the Ocoña River, near the town of Iquipi where the Rio Chorunga River joins the Rio Grande, a tributary of the Rio Ocoña. The San Juan mine camp (“Asiento Minero San Juan”) is near 73 degrees 03 minutes west longitude and 15degrees 54 minutes south latitude, as shown on Figure 6-2 (Map modified from Ministerio de Energía y Minas, 2000. Route to property shown in blue.)

Figure 6-1

Location of San Juan Property in Peru.

Figure 6-2

Location of San Juan Property in Arequipa Department, Peru

The San Juan camp lies in the distrito (“township”) of Río Grande, in the provincia (“county”) of Condesuyos, within the departamento (“state”) of Arequipa, on the Caravelí (32-P) quadrangle. Part of the mining concessions lies in the adjacent distritos of Andaray and Yanaquihua.

6.2                               Mineral Concessions

The San Juan property comprises over 313 square kilometers (31,316.55 hectares), in 54 concessions controlled by Century Mining Peru S.A.C. The concessions are shown on Table 6-1 and in Figures 6-3 and 6-4. All are Mining concessions, except one which is a millsite.

The “Status” of each concession is listed in Table 6-1 with the following definitions

•                  “E” = Empadronado is a title term used on older concessions, meaning “in the registry”,doesn’t have much significance today.

•                  “N” = No Empadronado, doesn’t have much significance, still is a titled claim.

•                  “Q” = Acumulado, when several small titled concessions are merged/accumulated into one.

•                  “Petitorio” = Concession valid for both exploration and exploitation, usually less than ten years old.

Table 6-1
Mining concessions comprising the San Juan Property (Data as of January 27, 2007)

Registry No.	Name	Status	Owner*	% Century	Date Filed	Area (ha)	District
01000044Y01	JUPITER N° 7-41-A	E	SJGM	82.6	1935-12-18	950.0000	RIO GRANDE
01000047Y01	JUPITER N° 7-41-B	E	SJGM	82.6	1935-12-18	950.0000	RIO GRANDE
01003844X01	SANTA CLARITA	E	SJGM	82.6	1977-10-18	800.0000	RIO GRANDE
01004026X01	SANTA CLARITA N° 2	E	SJGM	82.6	1978-10-11	1000.0000	RIO GRANDE
01004027X01	SANTA CLARITA N° 3	E	SJGM	82.6	1978-10-11	200.0000	RIO GRANDE
01004028X01	SANTA CLARITA N° 4	E	SJGM	82.6	1978-10-11	1000.0000	ANDARAY
01004893X01	ACUMULACION OCOÑA UNO	Q	SJGM	82.6	1982-05-04	805.0000	RIO GRANDE
01004894X01	ACUMULACION OCOÑA DOS	Q	SJGM	82.6	1982-05-04	805.0000	RIO GRANDE
01004895X01	ACUMULACION OCOÑA TRES	Q	SJGM	82.6	1982-05-04	690.0000	RIO GRANDE
01005343X01	SAN PEDRO N° 1	N	SJGM	82.6	1985-01-16	577.4699	RIO GRANDE
01005361X01	SAN PEDRO N° 4	N	SJGM	82.6	1985-04-10	193.7155	RIO GRANDE
01005513X01	ERIKA	N	SJGM	82.6	1986-02-12	796.3651	RIO GRANDE
10117893	NUEVO PORVENIR N° 3	Titulado	SJGM	82.6	1993-07-02	800.0000	YANAQUIHUA
10132993	ERIKA N° 5	Titulado	SJGM	82.6	1993-07-30	600.0000	RIO GRANDE
10133093	ERIKA N° 6	Titulado	SJGM	82.6	1993-07-30	1000.0000	ANDARAY
10035598	NORI TRES	Titulado	SJGM	82.6	1998-02-02	400.0000	RIO GRANDE
10035698	ORO MERCEDES	Titulado	SJGM	82.6	1998-02-02	400.0000	RIO GRANDE
10059398	ORO MERCEDES 2	Titulado	SJGM	82.6	1998-04-08	800.0000	RIO GRANDE
10199698	SAN PEDRO N°2	Titulado	SJGM	82.6	1998-09-25	1000.0000	ANDARAY
10003499	CHORUNGA 1	Titulado	SJGM	82.6	1999-01-11	1000.0000	RIO GRANDE
10017200	LILY 1	Titulado	SJGM	82.6	2000-02-03	800.0000	RIO GRANDE
10354104	NATIVIDAD 2004	Titulado	CMP	100	2004-11-09	300.0000	YANAQUIHUA
10354204	CANDELARIA QUINTA	Titulado	CMP	100	2004-11-09	600.0000	RIO GRANDE
10354304	SIGRID 2004	Titulado	CMP	100	2004-11-09	600.0000	RIO GRANDE
10354404	JOHANNES	Titulado	CMP	100	2004-11-09	300.0000	RIO GRANDE
10126006	PEGGY DE ORO 1	Titulado	CMP	100	2006-03-07	100.0000	ANDARAY
10126106	PEGGY DE ORO 2	Titulado	CMP	100	2006-03-07	100.0000	RIO GRANDE
10126206	PEGGY DE ORO 3	Titulado	CMP	100	2006-03-07	100.0000	RIO GRANDE
10126306	PEGGY DE ORO 4	Titulado	CMP	100	2006-03-07	100.0000	RIO GRANDE

Registry No.	Name	Status	Owner*	% Century	Date Filed	Area (ha)	District
10126406	PEGGY DE ORO 5	Titulado	CMP	100	2006-03-07	100.0000	RIO GRANDE
10126506	PEGGY DE ORO 6	Titulado	CMP	100	2006-03-07	100.0000	RIO GRANDE
10130206	BON CHANCE 1	Titulado	Vidaurre	100	2006-03-13	1000.0000	YANAQUIHUA
10130306	BON CHANCE 2	Titulado	Vidaurre	100	2006-03-13	800.0000	YANAQUIHUA
10130406	BON CHANCE 3	Titulado	Vidaurre	100	2006-03-13	800.0000	YANAQUIHUA
10130506	BON CHANCE 4	Titulado	Vidaurre	100	2006-03-13	800.0000	YANAQUIHUA
10130606	BON CHANCE 5	Titulado	Vidaurre	100	2006-03-13	800.0000	YANAQUIHUA
10130706	BON CHANCE 6	Petitorio	Vidaurre	100	2006-03-13	600.0000	YANAQUIHUA
10130806	BON CHANCE 7	Titulado	Vidaurre	100	2006-03-13	100.0000	YANAQUIHUA
10130906	BON CHANCE 10	Titulado	Vidaurre	100	2006-03-13	100.0000	ANDARAY
10131006	BON CHANCE 11	Titulado	Vidaurre	100	2006-03-13	100.0000	ANDARAY
10134006	PEGGY DE ORO 7	Titulado	CMP	100	2006-03-14	800.0000	RIO GRANDE
10279906	BON CHANCE 12	Petitorio	CMP	100	2006-06-21	100.0000	RIO GRANDE
P0102423	SAN JUAN DE CHORUNGA	Beneficio (millsite)	SJGM	100	?	49.0000	RIO GRANDE
10117693	NUEVO PORVENIR N° 1	Titulado	SJGM	82.6	1993-07-02	900.0000	YANAQUIHUA
10510206	ROSS 1	Petitorio	CMP	100	2006-12-04	600.0000	YANAQUIHUA
10510506	ROSS 3	Petitorio	CMP	100	2006-12-04	100.0000	ANDARAY
10510606	ROSS 4	Petitorio	CMP	100	2006-12-04	400.0000	RIO GRANDE
10510706	ROSS 5	Petitorio	CMP	100	2006-12-04	100.0000	RIO GRANDE
10005007	CENTURY 6	Petitorio	CMP	100	2007-01-03	200.0000	RIO GRANDE
10005107	CENTURY 5	Petitorio	CMP	100	2007-01-03	1,000.0000	ANDARAY
10005207	CENTURY 4	Petitorio	CMP	100	2007-01-03	1,000.0000	RIO GRANDE
10005307	CENTURY 3	Petitorio	CMP	100	2007-01-03	1,000.0000	RIO GRANDE
10005407	CENTURY 2	Petitorio	CMP	100	2007-01-03	1,000.0000	RIO GRANDE
10005507	CENTURY 1	Petitorio	CMP	100	2007-01-03	1,000.0000	RIO GRANDE
total: 54 concessions	31,316.55 hectares

* CMP refers to Century Mining Peru, S.A.C. Vidaurre refers to Sr. Alexander Ernesto Vidaurre Otayza SJGM refers to San Juan Gold Mines S.A.A.

Those concessions listed under Alexander Vidaurre Otayza’s name are in the process of being transferred to Century Mining Peru S.A.C. Sr. Vidaurre is the president of Century Mining Peru. Century Mining Corporation controls 82.6% of San Juan Gold Mines.

Figure 6-3

Map of Century-controlled Concessions at San Juan de Chorunga

Figure 6-4

Century-controlled Concessions in relation to known Mineralized Areas

6.3                               Mineral Concession Terms

Metallic mineral concessions in Peru are regulated by Decreto Supremo 014 and Decreto Supremo 018 of 1992, as modified from time to time. Under these regulations, mining exploitation concessions are valid for the life of the mine. The Dirección General de Minería, within the Ministerio de Energía y Minas is responsible for administering the decrees.

Environmental aspects of industrial activity in Peru are within the jurisdiction of the Consejo Nacional del Ambiente (CONAM), while the Dirección General de Asuntos Ambientales within the Ministerio de Energía y Minas is the enforcing agency for mining. The Environmental and Natural Resources Law no. 613 of 1990 is in force, with regulations in Article 15 of Decreto Supremo 014-1992 and subsequent decrees. Staged environmental reports are required for exploitation and mining. Effluent limits for mines are published.

Century Mining Corporation owns 82.6 percent undivided interest in the property, through two subsidiaries, Century Mining Peru and Century Finance. The remaining 17.4 percent belongs to Accionariado Difundido, which is the mine workers’ syndicate.

Century Mining Peru SA has an operating agreement with San Juan Gold Mines S.A.A. to lease and operate all concessions and the mill for 50 years, in return for a 10 percent NPI. Century Mining Corporation being an 82.6 percent owner of San Juan receives 82.6 percent of the NPI. This structure results in Century receiving 98.26 percent of the profit from the mine.

Boundaries of those concessions shown on Table 6-1 and Figure 6-3, which date from 1990 and later are based on map-plotted UTM coordinates, without staking on the ground. Locations of those dating from before 1990 were surveyed on the ground. Property corners and limits of the San Juan de Chorunga millsite concession are prominently marked by wire fences and by signs. At least some of the pre-1990 mining concession boundaries are marked by painted wooden signs. CAM has little doubt that the entire area of mineral interest is on ground controlled by Century.

Annual payments are due to the government for holding the mineral concessions, the amount of such payments varying according to annual inflation and production status. In 2007, such taxes are expected be on the order of $3 per hectare. The concessions older than 10 years that do not have qualifying work done during the year require a surcharge of several dollars per hectare. The total payable by Century for all concessions in 2007 is expected to be within the range $100,000 to $150,000, the exact amount depending on annual inflation adjustments and determination of surcharges.

Other than the Net-Profits Interest (NPI) referred to in Section 6.2, and the annual fees payable to the government, there are no royalties or outstanding payments due in the property.

6.4                               Surface Rights

In Peru, as in most countries, mineral rights and surface rights are normally separate. Century Mining Peru controls private surface rights in the camp area, which is located on the 49-hectare millsite concession, San Juan de Chorunga (see Table 6-1). The alluvial flats along the Rio Chorunga are owned by various farmers. Most of the barren mountainsides and the pampa are vacant government land, equivalent to ‘public domain’ in the U.S. or ‘crown lands’ in Canada.

6.5                               Permits

Various permits are required in Peru for mineral exploration and production. The status of the different permits on the San Juan property is discussed here.

The permit process for exploration drill sites in Peru is under duress due to the high volume of exploration being conducted at this time and the permitting process is backed up. To allow timely access to a drill permit, each company is only allowed to apply for one at a time.

At the time of CAM’s visit, drill permits had been obtained for two sites in the San Juan vein swarm. Permits for the Santa Clarita, Veta Clara and Erika areas are in the process of being obtained. To date, it is not expected that permitting delays will affect the current and proposed drilling program.

6.5.1                     Exploration and Ore Extraction Authorizations

These are included in the title of each Mining Concession.

6.5.2                     Mill Authorization

Cía. Minera Erika has authority to operate a mill covering 49.00 ha, on the San Juan de Chorunga millsite concession, at a production rate of up to 750 tons per day. This authority was granted on 2 March 2001, and is in the process of being transferred to Century Mining Peru SAC and San Juan Gold Mines SAA. Century Mining Peru SAC has agreements with Minera Erika and San Juan Gold Mines regarding these rights. An environmental study has been completed and approved, which will form part of an application by Century to increase the area and production rate of the mill.

6.5.3                     Mine Operating Certificate (COM in Spanish)

Whenever explosives are needed for any mining activity, a COM is required.

•            Exploration COM: An Environmental Evaluation is required; one has been filed and is going through the stages toward gazetting.

•            Operational COM: Requires an Environmental Impact Study (EIA in Spanish). Century Mining Peru is in the process of selecting a contractor to undertake the study.

6.5.4                     Powder Magazine (polvorin) Authorization

This was previously issued to Minera Erika, and is in process of being transferred to Century Mining Peru S.A.C.

6.5.5                     Explosives Temporary License

The explosives permit previously issued to San Juan Gold Mines S.A. is still valid; Century Mining Peru S.A.C. has applied for a license in its own name, when the COM (see above) is issued.

6.5.6                     Water Use Authorization

That issued previously to Minera Erika is valid, and is in the process of being transferred to Century Mining Peru S.A.C.

6.5.7                     Controlled Chemical Products Authorizations

A permit to use cyanide and other toxic chemicals has been issued to Century Mining Peru S.A.C.

6.5.8                     Drilling Permits

Drilling is allowed on a mining concession, but each site not immediately adjacent to active mine workings must be separately permitted. Century Mining Peru SAC has permission to drill 5,760 meters on the San Juan pampa (the plateau, away from active workings).

6.6                               Site Map

Figure 6-5 depicts the relative locations of the principal productive veins, defined mineral prospects, company camp and offices, processing plant, tailings areas, water sources, access roads, and the miners’ town at San Juan. All of the area shown on Figure 6-5 is within the Century-controlled mineral concessions. Other veins and prospects are shown in Section 11.

Figure 6-5

Site Map of San Juan de Chorunga

7.0                               ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

7.1                               Access and Physiography

The property is accessible from Arequipa, which has scheduled air service from Lima, by paved road to the coastal town of Ocoña, via Camana. The road west from Arequipa to Ocoña is a two-lane paved road, requiring about 2.5 hours. The route then follows a narrow, rocky road up the Rio Ocoña to Iquipi, a distance of 70 kilometers inland. The road then turns up the Chorunga River for a further 10 kilometers to the San Juan camp. The trip from Ocoña to the property takes about 2.5 hours.

The San Juan property is also accessible from Lima via the paved Pan-American Highway to kilometer 775 at Ocoña. This is a lengthy drive of over 8 hours, plus stops. The route to the property thence follows the Rio Ocoña and Rio Chorunga.

Air access to the property is possible via a good 1400-meter-long by 100-meter-wide gravel airstrip on the plateau at Cuno Cuno, altitude 2,200 meters. From the airstrip, a passable but narrow and locally steep road, unsuitable for large trucks, provides access to the property in about 2 hours driving time. The east end of the airstrip is located at UTM 0704589, 8226025 (SA-56 UTM datum). There is also a short, little-used airstrip near Iquipi.

Vehicular access to areas on the property is accomplished utilizing the dry stream beds or bulldozer tracks along the sides of hills. The pampa (plateau) above the camp is accessible by a steep switch-back road blasted out of the side of a granodiorite gorge 4 kilometers east of the mine site. Access to most of the hilly areas is by foot via narrow trails.

The San Juan camp and associated miners’ village lie in the Chorunga Valley at an elevation of 720-760 meters. The sandy bed of the Rio Chorunga, which is mainly dry except for a narrow stream originating far to the northwest, is about 500 meters wide. The barren mountain slopes rise steeply from the valley to a summit elevation of 1100 to 1400 meters, where an undulating plateau (“pampa”) begins.

The region is characterized by deeply incised stream valleys, 500 to 1,500 meters deep, and high barren desert plateaus. Water and vegetation are essentially restricted to the valleys draining higher Andean areas to the northwest. The valleys also form the main transportation routes.

7.2                               Climate

The San Juan area is a desert, essentially an extension of the hyper-arid Atacama Desert of northern Chile and the coastal deserts of Peru. Rainfall occurs once or twice a year, principally in summer (November- February). Although CAM could not find any definitive measurements, precipitation appears to be on the order of 20 to 50 millimeters per year. The property lies well within the tropics, but temperatures are moderated somewhat by the cold Humboldt current in the Pacific, and normally range between 5 and 35 degrees C.

Due to the scarcity of rain and vegetation, gritty dust derived from volcanic ash is widespread, and leads to very hazy atmospheric conditions when there is wind.

7.3                               Local Resources and Infrastructure

There are a few oasis-type farms in the Ocoña and Chorunga valleys, utilizing pumped groundwater or surface water from the respective valleys. Besides subsistence crops, the cash crops are mainly grapes (for the table or to make pisco brandy), figs, and rice, the latter mainly in the lower reaches of the Ocoña valley. A few cows, goats, sheep and guinea pigs are also raised for local consumption. The Rio Ocoña at Iquipi is farmed for edible crayfish (“camarones”). Other than farming, mining is the alternative occupation. The pampas are largely devoid of visible plant or animal life, including humans.

Ocoña is a town of perhaps 10,000 inhabitants, on the Pacific coast. It services the agricultural and mining populace of the Ocoña valley, and is also a stop on the coastal highway and a very minor port. Ocoña has all basic services such as medical facilities, a bank, and wholesale supplies. It is on the national power and telephone grids. Further services are available in Camana (population 15,000) which is on the coast southeast of Ocoña.

Iquipi, 70 kilometers inland from Ocoña and 10 kilometers from the San Juan camp, is an agricultural town of perhaps 2,000-3,000 people, based on cultivation of crayfish, grapes, figs, and rice. Limited industrial services are available in Iquipi. Power to the town and a few surrounding farms is generated at a local diesel plant.

Daily bus service exists in the Ocoña and Chorunga valleys, from the coast through San Juan and eventually to Yanaquihua, with connections to other points in the highlands, and, ultimately, Arequipa.

At San Juan de Chorunga, the company camp and a miner’s town exist side-by-side, separated only by a fence with several guarded gates. Total population of the company camp and miner’s town is on the order of 500 persons.

The town is populated by informal miners and their families, some company employees and their families, and a few small-business owners. Century has made an agreement with the informal miners exploiting veins on its property to purchase and mill their production. In spite of this, some groups of miners crush their ore in quimbaletes (primitive crushers utilizing a large dish-shaped boulder on the bottom, and a spindle-shaped boulder above, the spindle being rocked back and forth by a person standing on it). They then recover the liberated gold from the rock flour by amalgamation. Century provides free charging of the informal miners’ 12-volt batteries, which they use for household lighting, as well as for mining.

In addition to operating offices, warehouses, metallurgical plant, a sawmill for sizing timber, and a diesel power generator, the mine property contains living quarters for most miners and staff, plus several bunkhouses and a kitchen-dining room.

The mine supports a hospital with a doctor and two nurses. The mine also supplies water and sewage to a large portion of the town of San Juan. Communications on the mine property include both telephone and internet via satellite. A government police station with up to 10 policemen is in the town.

Electrical power (1,500 kilowatts at 440 and 220 volts) is generated at the San Juan camp by Diesel motors, for distribution to the camp and mine facilities. The national hydropower grid now reaches to within 20 kilometers of San Juan, and during the next few years a connection to this grid is likely.

Most personnel live in the camp or town, and others in Ocoña Valley, while most professionals are from other parts of Peru.

Sufficient water for mining and milling operations and the camp is obtained from two wells in gravels of the Rio Chorunga, as well as surface water licensed in agreement with the surrounding farmers.

Mill tailings are stored on the millsite concession, San Juan de Chorunga.

8.0          HISTORY

8.1          Operations History

Gold-bearing veins have been known for many years at San Juan de Chorunga, possibly since pre-Inca times (i.e. prior to 1200 A.D). Small-scale mining is believed to have occurred on the San Juan, Mercedes, and some other veins more or less continually since 1900, although documentation is lacking. Early mining was largely restricted to depths of less than 20 meters below vein outcrops, and probably produced gold by the use of quimbaletes, as explained in Section 7.

In 1935, the two Jupiter concessions were staked, covering the east end of the San Juan vein system. Modern full-scale mining and milling began in 1970 by Minas de Ocoña S.A., owned by the Laumer family. A mill was installed which included small ball mills, cyanidation in Pachuca tanks, and zinc precipitation. The capacity was gradually built up over the years, eventually to a capacity of 700 tonnes per day. The last major component installed was a CIP (carbon-in-pulp) circuit to recover gold from the tails of the flotation mill.

The Laumer family controlled the mine from 1970 through Minas Ocoña, S.A., until 1998. The mining method in use since 1970 has continued with minor modifications to the present. The main exploited veins are the Mercedes and San Juan and their various splits and conjugates, plus several lesser veins.

Mining is carried out by drifting on vein with Levels every 80 meters and sublevels every 40 meters. Upper levels of the veins are accessed by footpath up the cliff face leading from one level to the next. The levels are essentially adits that are driven from the cliff face. Facilities for the mine are provided by power, compressed air and water lines that run up the cliff face to the adits from the camp area. The adits are tracked (0.6-meter gauge) and have battery-operated locomotives.

A small shaft has been developed on both the Mercedes and San Juan veins that support the use of a one tonne bucket for hoisting ore by means of a winch. Inside the mines, levels are joined by raises and materials are hoisted up the raises by winching drums between the levels. Jacklegs are used for drilling and slushers are used to move muck to ore passes connected to the level below. Stopes, typically 40 meters high, are mined by cut-and-fill or by shrinkage stoping.

Under Laumer control, the San Juan Mine was developed on 1,500 meters of strike and 750 meters of elevation, and the Mercedes Vein on 1,500 meters of strike and 750 meters of elevation. There was lesser development of several other veins as well: Chillihuay (6 levels); Matilde (7 levels); Alpacay (6 levels); and others.

In 1992, control of the mines passed to Yolanda Ester Laumer. Mining practices began to deteriorate at that time, along with international gold prices. After the 1998 insolvency production decreased annually, reaching a low in 2005. The last systematic mineral inventory is dated 31 December 2001. A contract miner, Minera Erika S.A.C., was appointed during this period to operate the mine. Minera Erika’s maps and reports were lost when Minera Erika ceased to be the contract miner, and are not available to Century or to CAM.

Eventually the operators stopped paying the miners, who resorted to scavenging gold from the mine by pulling pillars and mining high-grading ore shoots. The mill was also allowed to deteriorate during this period, milling reaching a nadir in 2004, when the tonnage milled fell beneath 50 tonnes per day.

In 1998, the Laumer companies entered bankruptcy, and under bankruptcy proceedings a new company, San Juan Gold Mines, S.A.A., was formed in 2002 with 60 percent Laumer ownership and 40 percent ownership by miners (the latter organized as “Accionariado Difundido”).

In 2002, San Juan Gold Mines S.A.A. commissioned DMT-Montan Consulting GmbH of Essen, Germany to prepare a medium-term business plan for the modernization and expansion of its mining operations (Kowalenski, 2002). This plan, written by Dr. Ing. Jurgen Kowalewski, was not implemented due to lack of capital and the low gold prices at the time (under US$ 350 per ounce). The mineral inventory that this report was based on was not included with the report, and was not available to Century Mining Corp. or to CAM.

In 2005, Minera IRL S.A. (“MIRL”, a subsidiary of Investor Resources Ltd. of Australia) examined the property with a view to optioning or purchasing the property. MIRL completed initial exploration on the Santa Clarita and Erika prospects and gathered data on the San Juan mine. These maps and reports were purchased by Century Mining in 2006, and are listed in the References to this report (section 23).

The San Juan property was purchased by Century Mining in the spring of 2006. Century purchased from Banco Wiese Sudameris, for $2.5 million, a $9.9-million debt secured by the majority of the mining concessions owned by San Juan Gold Mines S.A.A. The original deal also contemplated Century purchasing 60-per-cent interest in Minera San Pedro de Chorunga S.A.A. However, on closing, all concessions in Minera San Pedro de Chorunga were transferred to San Juan Gold Mines, thereby eliminating the need for the purchase of the equity interest in Minera San Pedro Chorunga. The total transaction cost, including purchase of the debt, was $5.1-million (U.S.) and the issuance of one million common shares of Century Mining Corp.

Century Mining Corp. now owns 82.6 percent of San Juan Gold Mines through two wholly-owned subsidiaries, Century Mining Peru S.A.C. and Century Finance. Century Mining Peru has an agreement with San Juan Gold Mines to lease the property for 50 years in return for a 10 percent NPI (Net Profits Interest).

The mine is currently producing at a rate of approximately 250 tonnes per day, with the goal of paying the carrying costs while planning, drilling and development work is being carried out to place the mine on a profitable footing again. Century has upgraded the mill and mine infrastructure to allow the processing of 200 tonnes per day, and plans further upgrades to the mill to match the tonnage mined as new development allows the mine to expand its daily production. Century also has a program to buy ore from informal miners who have an agreement with Century to mine various veins on its property, and who mine other gold veins not on Century’s property.

Century has also undertaken diamond drilling of the San Juan, Mercedes, and Apillao veins, beginning late in 2006. This and other exploration efforts are discussed in Section 12.

8.2                               Production History

CAM was unable to locate any production records from prior to 1970, and it is unlikely that written records survive from the pre-Laumer period. However, production prior to 1970 is likely to have been a small fraction of the post-1970 production. Mill records from 1970 to 2006 and partial mine records from 1983 to 2006 were obtained from Century, as summarized in Table 8-1. The mill records show several categories of mill feed, and several types of mill output, which together yielded the fine gold shown on Table 8-1, i.e. 565,500 fine ounces.

In addition to the San Juan mill, there has been a continuous production – still continuing today – from batteries of quimbaletes, rustic mills described in the previous section. A reasonable estimate is that an average of 100 quimbaletes operated during the period 1970-2006, and that beach produced an average of ½ ounce of gold per day for 300 days per year. This would have yielded 500,000 to 600,000 ounces of gold during the period in question, additional to the gold produced at the San Juan mill.

Thus an estimated 1.1 to 1.2 million ounces were likely produced in the district since 1970. Essentially all of this would have been from within the current San Juan property.

It is probable that the artisanal and other categories of mill feed were almost all from the San Juan de Chorunga district.

Table 8-1

Mine and Mill Production, San Juan de Chorunga

Year	Mine tonnes	Mine Grade (g/t)	Mine Content (kg Au)	MILL PROD’N (kg Au)
1970	n.a.	n.a.	n.a.	74
1971	n.a.	n.a.	n.a.	132
1972	n.a.	n.a.	n.a.	275
1973	n.a.	n.a.	n.a.	370.97
1974	n.a.	n.a.	n.a.	389.14
1975	n.a.	n.a.	n.a.	444.46
1976	n.a.	n.a.	n.a.	385.359
1977	n.a.	n.a.	n.a.	364.449
1978	n.a.	n.a.	n.a.	398.893
1979	n.a.	n.a.	n.a.	450.077
1980	n.a.	n.a.	n.a.	369.851
1981	n.a.	n.a.	n.a.	399.68
1982	n.a.	n.a.	n.a.	564.262
1983	59081	5.00	295.405	674.195
1984	65827	5.08	334.401	839.998
1985	69202	4.32	298.953	914.452
1986	70318	4.23	297.445	949.55
1987	59497	4.03	239.773	805.116
1988	107810	3.60	388.116	759.536
1989	95976	3.42	328.238	603.103
1990	96651	3.33	321.848	569.686
1991	108703	3.52	382.635	669.029
1992	99205	3.62	359.122	592.153
1993	138246	4.01	554.366	545.252
1994	116710	3.68	429.493	378.202
1995	127540	4.58	584.133	542.138
1996	122141	4.99	609.484	581.355
1997	102829	6.15	632.398	550.936
1998	83075	8.15	677.061	693.028
1999	58412	8.04	469.632	512.102
2000	60228	6.54	393.891	486.757
2001	55937	4.56	255.073	452.239
2002	35019	3.52	123.267	303.783
2003	n.a.	n.a.	n.a.	163.765
2004	n.a.	n.a.	n.a.	113.632
2005	n.a.	n.a.	n.a.	107.315
2006	n.a.	n.a.	n.a.	135.965
	1,732,407	4.60	7,974.73	17,561.428
Totals	Mine tonnes	MIne grade, g/t	Mine kg Au	Mill kg Au
			256,800 oz	565,500 oz

n.a. = not available

8.3                               Historical Mineral Inventory

8.3.1                     2002 Inventory

Systematic mineral-inventory calculations were last undertaken in early 2002, with effect as of 31 December 2001. The year-end 2001 inventories are plotted on long sections preserved in the geology office at the San Juan camp.

CAM has not checked the calculations which yielded the inventories, nor have CAM rigorously checked the methodology. The mineral categories used to classify the inventories do not conform to current standard terminology. Furthermore, mining since 2001 has removed material from the inventory, with likely only modest replacement.

Therefore, the 2001 inventory is summarized in Table 8-2 as historical data, without further explanation, in the knowledge that it is not NI-43-101-compliant. The totals of “economico” mineral inventory for each vein are summarized in Table 8-2, without presenting the various sub-categories, such as “marginal”, “submarginal”, “prospectivo”, and “potencial” mineral.

Table 8-2
Historical, non-43-101-Compliant Mineral Inventory, 31 December 2001

	“Mineral Económico Probable y Probado”
Vein	Dry tonnes (diluted)	Grade (g/t) (diluted)	Thickness (m) (diluted)	contained Au (kg)	Other** kg Au	Notes
San Juan	58,180	8.08	0.71	470.0	193.8
San Juan Diagonal B	14,635	7.42	0.51	108.6	63.6
Mercedes	30,050	8.78	0.77	263.7	123.9
Matilde	6,351	4.08	0.88	25.9	13.7	as of 31-12-1993
Alpacay	6,060	6.98	0.50	42.3	24.6
Chillihuay 1	15,850	7.11	0.67	112.7	39.5
total, these 6 veins	131,126	7.8	—	1,023.5 kg = 32,960 oz Au	459.1 kg = 14,257 oz Au

** “other” is sum of additional kg Au in “marginal”,“ sub marginal” and “prospectivo” categories

8.3.2       DMT-Montan Inventory

DMT-Montan Consulting GmbH of Essen, Germany prepared a medium- term business plan for the modernization and expansion of the mining operations at San Juan (Kowalewski, 2002). This work was “based upon the official ore reserves balance prepared by San Juan by December 31, 2001”, but does not contain a breakdown of the estimation basis and location of specific inventory tonnages.

The report quoted “underground ore reserves” of 6,525,478 tonnes at an average grade of 8.34 grams per tonne gold, containing 1,531,119 ounces of gold, located in several of the veins in the district. This historical estimate is not compliant with NI 43-101 standards.

This inventory contains 30 times the number of gold ounces as the 31 December 2001 inventory cited above. Century is attempting to confirm the basis of the DMT-Montan data.

8.3.3                     Tailings Inventory

Mill tailings from past operations occur on the San Juan property. Due to the nature of the narrow, high grade veins and the underground mining methods used, nearly all waste rock is used a fill in the mines, so there are no significant amounts of mineralized dump rock. Tailings are of several types:

•                  Cyanide-treated tailings from the Pachuca tanks. These are located in several places: a small impoundment immediately west of the plant, and another below the Rosario adit, about 500 meters southwest of the mill.

•                  Flotation tailings. A large impoundment on the west side of the Rio Chorunga, divided into 5 levels, contains most of the flotation tailings.

All of these impoundments are located on the Century-owned San Juan de Chorunga millsite concession.

In 2003 (?), Minera Erika, which was then the property operator, carried out a survey and sampling of the tailings. Details of the procedures are unknown to CAM.

Table 8-3

Historical 2003 Tailing Inventory, San Juan de Chorunga

		Cubic	Density		Grade	Approx Ave.
Tailings Area	Type	Meters	Used	Tonnes	g/t Au	Depth (m)

main impoundment, sectors 1 to 5	flotation	1,320,000	1.36	1,795,000	c. 2	5.3
Rosario	cyanide	20,400	3.46	70,600	8.2-8.3	12
Millionaria	cyanide	5,200	3.46		3.3	4.5

Not 43-101 compliant

Since 2003 (?), some tailings have been re-treated at the mill, and new tailings have been generated by the mill. Therefore, the inventory above does not necessarily reflect the current tailings inventory.

Initial tests by Century have indicated that about 60 percent of the gold in the Rosario tailings is recoverable in a CIL circuit.

9.0                               GEOLOGICAL SETTING

9.1                               Regional Geology

The San Juan de Chorunga district lies within the Coastal Batholith of Peru, which is an elongate belt of granitic rocks extending along Peru’s coastal region from Arequipa to Trujillo (Agar, 1981). The Coastal Batholith extends discontinuously for 1500 kilometers north-south, and averages over 100 kilometers wide. It was created by subduction of the Nazca Plate beneath the South American Plate during Late Cretaceous to Early Tertiary time, with resulting melting and magmatic fractionation of crustal as well as mantle rocks.

North American analogues of the Peruvian Coastal Batholith are the Baja California/ Sierra Nevada Batholith of Jurassic-Cretaceous age in the Californian region, and the Coast Mountains Batholith of Cretaceous to Eocene age in of British Columbia and southeast Alaska.

Intrusives in the southern, or Arequipa, segment of the Coastal Batholith are dominantly granodiorite and (quartz-) monzonite, with some gabbro (Agar, 1981). They intrude a thick sedimentary sequence, the Yura Group, of Jurassic and Early Cretaceous age. The Yura rocks are possibly a molassic sequence, representing early mountain-building during the subduction event.

Post-Batholith, high-angle subduction is reflected in the presence of active volcanos in a belt parallel to the coast and the offshore Chile-Peru Trench. These include Coropuna, Chalhuani, and Misti volcanos, all located east of the Coastal Batholith.

Rock units in the vicinity are divisible into three broad units: the pre-Batholith Yura Group, which is variably metamorphosed; the Coastal Batholith of granitic intrusive rocks; and post-Batholith volcanic and sedimentary rocks. Limited areas of Precambrian crystalline rocks occur some distance south of the property, but are not germane to the San Juan property.

9.2                               Property Geology

A geologic map showing the core of the San Juan property, including all the known mineralized areas, is on Figure 9-1, which is modified from IGMM (1984, 1994). There are few other published studies on the San Juan area. The paper by Agar (1981) is relevant, although it deals specifically with an area nearly 200 kilometers to the northwest. Company reports by MIRL (2005 a, b, and c) are of considerable value.

Figure 9-1

Geologic Map of the San Juan Property

9.2.1       Yura Group

This is a sequence of Upper Jurassic to lower Cretaceous clastic continental sedimentary rocks with a minor marine component. In general they are tilted and barely metamorphosed, except near the contacts with later granitic rocks. They occur entirely south of the Rio Chorunga. The most prominent formation is the Labro-Cachios Formation, a grey arenite that is approximately 300 meters thick, interbedded with thin white quartzites 10 to 30 centimeters thick and thin layers of dark lutites and black slates It correlates with the descriptions of the Yura Group in southern Peru and the Chicama Formation of northern Peru.

9.2.2                     Coastal Batholith

Several discrete units have been distinguished within the batholith. They have been defined by academic workers, and the differences between them are not always readily apparent on the San Juan property.

Hypabyssal Rocks

Andean magmatism began with the intrusion of hypabyssal rocks of Cretaceous age that intruded and metamorphosed the Yura Group sedimentary rocks. These are generally of mafic composition (andesite and diorite). The intrusions form small bodies oriented north 30 to 40 degrees west following the regional structural pattern.

Coastal Batholith Granitoids

These are dominantly diorites and granodiorites but include more felsic and more mafic units as well (Agar, 1981). They make up the bulk of the Coastal Batholith terrane. The dominant batholithic rock in the San Juan mineralized area is of granodiorite to monzonite composition, with hornblende predominating over biotite. Various “superunit” names have been applied to suites of granitic rocks (Incahuasi superunit, Linga superunit, etc). In general, quartz is not prominent in these rocks.

Bella Union Complex

This constitutes a series of small intrusives whose composition varies from aphanitic andesite to porphyritic dacite. They outcrop discontinuously along an axis of north 30 to 40 degrees west intruding the Yura Group, and are often porphyritic with prominent quartz eyes. They locally have mineralized (Cu, Mo, Au) contacts and associated stockworks. Some workers (Agar, 1981) consider them to be part of the Linga superunit.

9.2.3                     Post-mineral Sequence

Overlying the batholithic rocks with profound unconformity is a series of tuffs, volcanics, and sediments of Eocene to Pliocene age. They form a badlands-like, rolling to dissected topography on the Pampa la Yesera and other highlands. On the Pampa la Yesera, these units are observed to truncate the mineralized veins in the underlying batholithic rocks. The sequence is also prominently displayed several kilometers south of San Juan, where it crops out on a north-facing scarp some 800 meters high, in the Cuno-Cuno area.

The basal post-mineral unit is a light-colored tuffaceous and fluvial conglomeratic unit, the Caraveli Formation, which is widespread on the pampas in the San Juan area. It locally contains small amounts of gypsum.

Of restricted distribution is the overlying Paracas Formation, a coarse sandstone that grades to a conglomerate cemented by calcareous cement and interbedded with lutites, arenites, argillites, clays and marls with diatomaceous layers. In places it becomes a coquina due to its fossil content. The next higher unit is the Camana Formation, composed of a sequence of coarse calcareous sandstone grading to conglomerate with an abundance of pyroclastic material. The bedding is roughly horizontal. Younger units, the Cruz Blanca, Cuno Cuno, and Altos de Calpa formations, do not occur widely on the San Juan property, but do appear on the Cuno Cuno scarp. Overlying the Caraveli Formation in the San Juan area is the youngest consolidated formation, the Sencca volcanics. This is a series of andesitic flows and volcaniclastic sediments.

9.2.4                     Structural setting

Structure has played a large part in the formation of the San Juan geology and mineralization. Major fractures, many of which are faults, lie in two dominant orientations: N 45-75 E, and N 50-80 W.

The Choclón fault, which forms the southern limit of the Veta Clara and Santa Clarita mineralized areas, is parallel to the NE set. It dips to the south and has readily-visible reverse displacement (south side up) of several hundred meters. One to two kilometers south of the Choclón Fault is another steeply-dipping fault with the north side downdropped 500 to 1000 meters, forming the Cuno Cuno cliffs (see Figure 9-1).

The San Juan mineralized area is probably imbricated locally by fractures of the northwesterly set, resulting in the intense fracturing necessary for the emplacement of quartz-gold veins.

10.0        DEPOSIT TYPES

The San Juan property is located in the San Juan de Chorunga mining district of the Nazca-Ocoña gold belt in the southern part of Peru (Nobel and Vidal, 1994). The district is also commonly referred to in Peru as the Ocoña district. Other districts within the Nazca-Ocoña belt include the Esperanza del Inca, Acari, Calpa-Chaparra, and Ishihuinca Districts in western Arequipa Department, and lesser districts in Ica Department to the northwest.

The district is characterized by two distinct types of mineralization, both hosted principally in Cretaceous and Early Tertiary granodiorite and andesite:

1.               Historically-productive veins (locally shears) consisting of quartz-carbonate-pyrite-gold veins which are persistent vertically and laterally. More than 30 mineralized veins have been identified on the property.

2.               Porphyry-copper-style stockworks with values in copper, gold, and molybdenum. These occur at Champune, Santa Clarita, and Erika.

The San Juan vein district (no. 1 above) resembles in many ways other districts commonly referred to as “orogenic”, or “mesothermal lodes”. They are characterized by milky quartz veins contain pyrite, minor chalcopyrite, possibly arsenopyrite, and generally sparse base-metal sulfides. Alteration of wallrocks is usually limited to a narrow selvage. The San Juan veins (with the possible exception of Veta Clara) are somewhat unusual in being hosted entirely in intrusive rocks, with no vestiges of precursor metavolcanics or slates within several kilometers. Examples of this type of mineralization include the Pataz District of Peru, and perhaps the Elk City and Hailey districts of the Idaho Batholith The mesothermal lodes contrast strongly with epithermal “bonanza” deposits, which typically have crustified quartz veins with abundant base-metals sulfides, and extensive wallrock alteration.

The other prospects on the San Juan property (no. 2 above) are readily identifiable as being of the porphyry-copper-(molybdenum-gold) class. Porphyry deposits are divisible into several sub-classes, which altogether encompass a wide range of specific characteristics, as discussed below in Section 11.

Placer (alluvial) deposits in the Rio Chorunga are unimportant, due to the sporadic nature of running water and the high proportion of boulders in the river bed.

11.0                        MINERALIZATION

As mentioned in the previous section of this report, there are two distinctly styles of mineralization: the San Juan swarm of quartz veins in granodiorite/tonalite, and porphyry-related Cu-Mo-Au prospects, as shown in Figure 11-1.

Figure 11-1

Mineralized Areas on San Juan Property

For purposes of this discussion, the “Veta Clara” is considered along with the non-vein deposits, as it differs considerably from the other veins.

In addition, the Lily-La Huaca prospect on the Lily-1 concession (southwest corner of Figure 11-1) may be of a distinct type. It occurs in Yura metasedimentary rocks. Mineralization reportedly consists of gold-silver-bearing quartz veins in sandstones and shales. Gold accompanied by specular hematite is also found in oxidized fractures and partings in sandstones of medium grain size. Lily-La Huaca was not visited by CAM, and only very sketchy information is available about the prospect. Lily-La Huaca is not considered further in this report.

11.1                        Vein Deposits

The San Juan veins are typical of those in the Nazca-Ocoña Belt, consisting of auriferous quartz veins in crystalline basement rocks, with values in gold plus subsidiary silver.

These are mesothermal-type veins which fill open structures within the granodiorite host, often following the same structures which channeled andesitic dikes cutting the granodiorite.

11.1.1              Vein Descriptions

The San Juan veins are located near the conjunction of the NE-trending Chorunga Valley and the NW-trending Esbilla Valley, within a sub-circular area 4 to 5 kilometers in diameter (Figure 11-2). There are more than 20 distinct named veins, many of which have splits; such that at least 35 narrow quartz-pyrite veins have been mapped. They are hosted by a granodiorite and related intrusives. The Mercedes vein is at least 1.5 kilometers long and the San Juan vein is 3 kilometers long. The Mercedes may persist eastward across the valley and thus have an even longer strike length. The veins are enumerated in Table 11-1. It should be noted that not all maps and reports are consistent in the naming of the veins to the north of the main San Juan Vein (i.e. San Juan A, B, C, D, and the Diagonals).

Figure 11-2

Map of Veins at San Juan de Chorunga

VEIN DIPS

Table 11-1
Auriferous Quartz Veins in San Juan De Chorunga District

Group	Vein	Dip	Length, (m)		Production	Status
San Juan	Diagonal-A (= San Juan E)	N	300	+	informal only	outcrops only on pampa
	Diagonal (= San Juan D)	N	1,500		informal only	outcrops only on pampa
	San Juan C	N	300		minor	idle
	San Juan B	N	1,000		important	current production
	San Juan A	N	500		important	current production
	San Juan	N	3,100		major	current production
	Matilde	N	600		important	in development
Mercedes	Cable	N	700		minor	in production
	Campamento	N	400		minor	idle
	Mercedes	N	1,100		major	current production
	Rosario	N	1,300		minor	awaiting production scheduling
	Millionaria	N	1,000		minor	access road under construction
	Santa Monica	N	1,000		minor	idle
	Kilometro 1 Norte	N	1,500		important	idle
	Kilometro 1 Sur	N	1,200		important	idle
East	Candelaria	N	1,200		none	idle
	Alpacay	N & S	2,400		important	poss. extension of Mercedes

Group	Vein	Dip	Length, (m)	Production	Status
	Avispa	N	250	none	poss. extension of Apillao group
	Apillao	N	2,100	minor	includes 5 veins
	San Antonio	N	600	none	idle
South	Chillihuay 2	N	700	important	idle
	Chillihuay 1	N	600	important	idle
	America	N	300	minor	poss. extension of Chillihuay 1

See Figure 11.1 for locations. Most veins strike westerly, with local variations

Most of the veins are exposed in the granodiorite slopes of the Chorunga Valley which rise up to 800m above the valley floor. The veins follow WNW trends, with steep dips, normally more than 70 degrees, and generally to the north.

There are no scientific or other published studies of the veins at San Juan. The following descriptions are based on a few company memos (especially MIRL 2005a, 2005b, and 2005c), discussions with the mine geologist Hector Lazo and Century’s Vice-President Ross Burns, and CAM’s observations.

Wallrocks are in most cases very hard granodiorite (or tonalite), with narrow alteration selvages of potassic or propylitic types (i.e. secondary potassium-feldspar and secondary biotite, or secondary chlorite, respectively) less than 50 centimeters on each side of the vein. Argillic alteration (kaolin replacing feldspars) occurs locally, usually in selvages less than 20 centimeters wide. The potassic and propylitic alteration do not notably soften the wallrocks. Altered wallrocks with plus 1 percent of disseminated pyrite may be weakly mineralized, on the order of 1 to 2 grams per tonne Au.

Veins are rather persistent along strike and down-dip, and are rarely more than 80 centimeters thick in the remaining working and drillholes, although thicker veins were reportedly mined earlier. Actual thicknesses of the quartz veins average perhaps 25 centimeters.

Figure 11-3 shows a long section of the eastern part of the San Juan Vein, while Figure 11-4 is a detail of a larger-scale long section on the same vein. Figure 11-5 is a cross-section through the San Juan Vein and several parallel veins (the “Diagonal” group) to the north of the main San Juan Vein.

Figure 11-3 is modified from a Minera Erika section dated February 2002.

Figure 11-3

Long Section of eastern part of Mercedes Vein

Figure 11-4 is from Minera Erika, dated February 2002. The section looks north. Samples are labeled with undiluted vein thickness in meters (e.g. 0.15), and grams per tonne Au (e.g. 16.20). Hatched areas were mined out as of early 2002.

Figure 11-4

Detail of Long Section in western part of Diagonal (San Juan D) Vein

Figure 11-5 is looking east with no vertical exaggeration. Black squares represent workings (exaggerated size).

Figure 11-5

Cross-section through San Juan-Diagonal Vein Group

11.1.2              Mineralization in Veins

Vein mineralization is principally quartz-calcite-pyrite with small amounts (less than 1 percent) of chalcopyrite, and rare galena and arsenopyrite. Vein quartz is typically milky white and medium- to coarsely crystalline. Even the high-grade intervals (greater than 50 gm Au) lacks fine-grained colloform quartz typical of epithermal systems. There are at least two stages of quartz in the veins and at least two stages of calcite introduction. Pyrite varies from fine-grained, to coarser (2 - 3 mm) and euhedral. It may comprise from 3 to 40 percent of the vein volume. Euhedral pyrite is uncommon, and appears to not be associated with gold; thus there may be two stages of pyrite as well.

Grades in veins vary considerably, from values of less than 0.5 grams per tonne to more than 50 grams per tonne, the cited figures being roughly the upper and lower five percentiles. Averages are on the order of 10 grams per tonne, prior to mining dilution. There are some differences between veins; the Diagonal veins in the San Juan group tend to be thinner (often 5 to 15 centimeters) but higher in grade (often higher than 20 grams per tonne Au). There is suggestion that the grade-times-thickness product is more constant, but data are not yet at hand to document that tendency. Century is systematically sampling the veins with an eye toward establishing 43-101-compliant Resources and Reserves.

The mine laboratory did not routinely assay any metals other than gold, so the Au:Ag ratio and the Cu content are not well-documented. The doré produced shows about 10:1 Au:Ag, but this is a reflection of the processing method as well as the in-situ grades. Cu grades in-situ certainly average less than 0.1 percent Cu. Century is currently sampling and assaying several veins, with multi-element analyses which will shed much light on the in-situ vein compositions.

Although quartz veins are the principal gold-bearing structures, shear zones with strong sulfides (mostly pyrite) have also been exploited locally. Some veins also occur along the margins of post-granodiorite dikes of andesitic or dacitic compositions, as shown in Figure 13-1. Evidence suggests that the veins are post-andesite/dacite, utilizing the same tensional fractures as channeled the dikes. Cymoid loops (horsetail structures) are common, and parallel veins or splits with slightly divergent strikes also occur.

11.1.3     Oxidation and Supergene Effects

Upper levels of the veins, for perhaps 100 meters below surface, show the effects of oxidation, with iron-oxide replacement of pyrite and local red staining of wallrocks. Copper-oxide mineral are occasionally noted in small amounts. These effects are surprisingly minor, given the high relief and arid nature of the terrain.

No water is encountered in the workings, except at levels near or below the level of the Chorunga Valley, especially in the lower Mercedes and Chillihuay workings, where pumping is necessary.

11.1.4              Controls on Vein Mineralization

The veins are possibly related to a trend which extends to the southeast, parallel to the Quebrada Esbilla, and the Santa Clarita and Erika porphyry prospects which lie further southeast on that trend. The possibility exists that the San Juan vein swarm lies atop a porphyry system at depth; however this model is speculative, especially in light of the paucity of copper or molybdenum mineralization in the veins.

The lack of obvious changes in the mineralogy of the veins over the 800m of mined extent and 1,000+ meters of strike (San Juan and Mercedes) suggests that the veins are of deep-seated origin and can thus be expected to extend to great depth. Recent drilling (late 2006) indicates that the Mercedes Vein at least, persists to more than 150 meters below the valley floor.

11.2                        Non-Vein Mineralization

The non-vein prospects on the San Juan property are of a completely different character than the quartz veins described above. Excepting Veta Clara, none of them has had any production. Each is described below in turn: Champune, Santa Clarita, Veta Clara, and Erika. The main sources of information are the

Minera Erika map (1991), MIRL reports from 2005 (MIRL 2005 a, 2005b, and 2005c), the Hunt report (2006), San Juan Gold Mines’ presentation (2006), Century’s sampling at Champune, and CAM’s brief visits to these prospects in January, 2007.

MIRL reported that Southern Peru Copper and Teck-Cominco had sampled Santa Clarita and Erika, but no results of this work are available to Century. These prospects were once a focus of interest after Teck- Cominco located a porphyry deposit in a similar geologic setting to the southeast, and staked up to San Juan claim borders. The Santa Clarita and the Erika prospects have been examined by Century only in a cursory fashion to date, as Century’s focus is to upgrade and expand the San Juan vein mine operations.

There is little doubt that Santa Clarita and Erika are porphyry Cu-Mo-(Au) systems. Champune and Veta Clara could also be of this type. The key question is whether they are similar to the small, low-grade, telescoped porphyries described by Agar (1981) to the northwest, or are similar to the world-class, productive porphyries at Cerro Verde, Cuajone, and Toquepala to the southeast.

11.2.1              Champune Prospect

This prospect lies 5 kilometers northeast of the San Juan camp, on the south side of the Chalhuane Valley at its intersection with the Chorunga Valley (Figure 11-1). Champune (also called Golden Champune) lies on a 500-meter high slope hill rising from valley level to the subhorizontal contact with Tertiary sedimentary and volcanic rocks which overly the Batholith. It is mentioned briefly by MIRL (2005b), and is depicted in detail on the map in Figure 11-6

Champune is underlain by andesite, granodiorite, tonalite, and related rocks, including quartz-feldspar dacite porphyry, and others seen also in the San Juan vein swarm area. The rocks are highly fractured, and locally cut by occasional quartz veinlets and veins. Limonite is abundant, and specular hematite occurs on some fractures. Argillic and phyllic (sericite) alteration are reported. Along the east side of the Chorunga Valley, very persistent sub-horizontal quartz veins occur, suggesting that Champune may be directly above a heat source which produced horizontal tension fractures as it cooled.

One peculiar rock type, noted only scantily in float, is a calcite-mica (phlogopite?)-specular hematite rock with occasional blebs of garnet(?). This rock has not been noted elsewhere on the San Juan property.

Champune was investigated initially in 1989 by the Universidad Nacional De Ingeniera (see Figure 11-6). That program produced a number of high gold grades from surface, with an average near 0.5 ppm for 165 samples. Both MIRL (2005c) and Century investigated the area by taking further samples, but were not able to reproduce the University gold values. It is likely that the 1989 University analyses were performed either in a government laboratory, or in a laboratory associated with a mine or smelter, and thus incapable of producing reliable results at geochemical gold levels.

N
< to San Juan
Rio Chorunga
TC
QUEBRADA CHALHUANE
ZONA 1
ZONA 2
ZONA 3
ZONA 4
ZONA 5
0 meters 500

cod	ppm	cod	ppm	cod	ppm	cod	ppm	cod	ppm	cod	ppm	cod	ppm	cod	ppm
001	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
002	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
003	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
004	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
005	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
006	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
007	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
008	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
009	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
010	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
011	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
012	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
013	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
014	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
015	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
016	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
017	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
018	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
019	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
020	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
021	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

LEYES DE AU (ppm)

< 1.000, 5.000] ●

< 1.000, 1.000]

< 0.478, 1.000]

< 0.002, 0.478]

UNIVERSIDAD NACIONAL DE INGENIERIA

FACULTAD DE INGENIERIA GEOLOGICA, MINERA Y METALURGICA

PLANO GEOQUIMICO Au
PROSPECTO CHAMPUNE

GEOQUIMICA APLICADA	ESCALA : 1/5,000
CICLO 88 - II	FECHA : JUNIO 89

Figure 11-6

Map of Champune Prospect

Results of 123 surface (oxidized) samples analyzed for Au and Cu are shown graphically in Figure 11-7. Century collected 108 of these samples in 2006; the others are from MIRL and San Juan Gold Mines. This shows that a correlation exists between Au and Cu, but that both are present in low values except for 6 percent of the samples which contained either greater than 600 ppm Cu or 40 ppb Au.

Figure 11-7

Plot of Au versus Cu values, Champune

The Champune prospect may represent the top of a buried porphyry system, similar to that depicted by Agar (1981, his Figure 16-b). Mapping of lithologies, alteration, and fracture sets at 1:5,000 scale should allow the definition of the type of system and the potential for significant bulk-tonnage Au or Cu mineralization.

11.2.2              Santa Clarita Prospect

Reports by Minera Erika, 1991, MIRL (2005a, b, and c) and Hunt (2006) contain information about Santa Clarita. The Santa Clarita showing lies 7 kilometers southeast of the San Juan camp, on the northeast side of the Quebrada Esbilla, opposite the Veta Clara prospect.

Santa Clarita is within an andesitic intrusive of the Batholith, which intrudes hornfelsed Yura Group quartzites and is itself intruded by andesite dikes. It lies in an erosional amphitheater, below the contact with the overlying Tertiary section. The prospect area is much affected by propylitic and potassic alteration. Veinlets of quartz and sulphides (mainly pyrite) carrying anomalous values of Cu, Mo, and Au occur in the andesite, extending somewhat into the host Yura metasediments.

The map completed by Minera Erika (1991) and modified in color for this report shows results of the sampling and IP survey (Figure 11-8). Further geology and sampling by MIRL is depicted in Figure 11-9 which was modified from maps in MIRL (2005a).

Figure 11-8

Exploration map of Santa Clarita prospect.

Figure 11-9

Geology and Geochemistry of Santa Clarita Prospect.

The distribution of Cu, Au, and Mo values on Figure 11-9, and the chargeability values shown on Figure 11-8 both show the strongest mineralization on the east side of the andesite intrusive. However, CAM’s field examination suggests that talus and landslide blocks downslope toward the west could be masking mineralization in the center and west part of the prospect.

Santa Clarita appears to be a porphyry system with values in Cu, Au, and Mo. The geometry of the system and controls on mineralization are still to be worked out. Mapping of alteration at Santa Clarita in conjunction with Veta Clara could lead to a model indicating drill or geophysical targets at both.

11.2.3              Veta Clara Prospect

Veta Clara is referred to as “South Santa Clarita” in the reports by MIRL (2005a, b, c). Hunt (2006) made a few basic observations also. Figure 11-10 is modified from a portion of Figure 4 in MIRL (2005c). Gold values are shown as ppb Au, and the contour interval is 50 meters.

The Veta Clara quartz-pyrite gold deposit is located on the southwest bank of the Quebrada Esbilla, opposite Santa Clarita. Barring a major concealed fault between them, it is likely related closely to Santa Clarita. However, the notable feature of Veta Clara is the auriferous fault zone dipping 40-60 degrees to the south, separating Yura Group sediments on the south from limonite-stained intrusive andesite on the north. The andesite is reported by MIRL to weakly affected by argillic and silicic alteration. It is cut by millimeter-scale veinlets carrying pyrite/limonite and molybdenite. Copper minerals are only rarely mentioned by MIRL, presumably having been leached out.

The fault zone is 2 to 10 meters thick. Whether this fault or shear is of intrusive-contact origin or regional-tectonic origin is not clear. Although some narrow quartz veins are present (5 to 80 centimeters), the fault is not principally occupied by veins. This fault is shown on the MIRL (2005c) map as the Choclón Fault, but other reports discuss the Choclón as being a regional fault about 2 kilometers to the south.

The fault can be observed in outcrop for approximately one kilometer as it is demarked by pits made by informal miners, and by a color change from metasediments to andesite. Further to the west, the vein is readily observed to have a reverse (south-side-up) movement, as the Yura Group is in fault contact with post-Batholith Sencca Volcanics.

The vein is currently being worked by independent miners who have an agreement with Century to sell the ore mined to Century. Miners are currently working from surface but there is a short adit and crosscut on the vein which was completed by San Juan Gold Mines.

Figure 11-10

Geology and Sample Results, Veta Clara

The MIRL samples collected in 2005 showed modest gold values in the andesite (less than 100 ppb Au), excepting samples on the fault/shear zone, which ranged up to plus 5,000 ppb. MIRL samples from the same localities shown on Figure 11-10 showed less than 220 ppm Cu), while Mo values ranged up to 160 ppm.

Century in 2006 sampled the shear zone and found that it is mineralized mainly on the sparse quartz veins, which in a few cases assayed in excess of 10 g/t Au. Century’s 2006 samples within the andesite showed many values in the 1 ppm Au range.

The precise nature and controls on the Au-Mo-(Cu?) mineralization at Veta Clara are not clear based on the existing evidence. Given the presence of molybdenite in a stockwork, and local high-grade values in gold in the informal mine workings, the Veta Clara prospect merits systematic follow-up, in concert with evaluation of Santa Clarita.

11.2.4              Erika Prospect

This prospect is described in MIRL (2005a, b, and c) and in Hunt (2006). The map from MIRL 2005a is shown below as Figure 11-11.

Figure 11-11

Geology of Erika Prospect

Erika lies near the head of the strongly-linear Quebrada Esbilla, along which the Santa Clarita and Veta Clara prospects also occur.

A star-shaped granodiorite or tonalite porphyry intrusive intrudes and hornfelses the banded quartzose siltstones of the lower Yura Group, for a distance of 500 to 1,000 meters from the intrusive center. A darker porphyry, andesitic or dacitic, cuts the granodiorite and the hornfelsed metasediments.

Pyrite and sparse chalcopyrite occur in both disseminations and in quartz veinlets of up to 10 centimeters thickness, forming a sparse stockwork. The prospect is deeply incised by erosion, and none of the geologists who have reported on the prospect detected significant amounts of secondary copper minerals.

Sampling by MIRL (2005a) yielded many values of 200 to 2,000 ppm Cu, and Mo values as high as 583 ppm Mo. Gold values were low, only reaching 40 ppb Au.

The opinion of the various investigators is that Erika is a porphyry Cu-Mo system, possibly a barely-exposed telescoped porphyry system (Agar, 1981, his Figure 16-b.) In spite of the small surface area and low grades exposed, a larger porphyry system may lie at shallow depth. Further exploration at Erika should be undertaken in conjunction with the Champune and Santa Clarita/Veta Clara exploration, to test for sizeable Cu-Mo systems.

12.0                        EXPLORATION

12.1                        Pre-2006 Exploration

Rudimentary exploration has been carried out in the San Juan area for a long period of time, as the Incas are rumored to have mined gold in this area. In Spanish and Peruvian Republic times, prospecting was carried out to locate oxidized gold veins on the surface, since the San Juan veins are easily seen on the cliffs of the Champune Valley.

Organized mining of the San Juan veins is known to have occurred since at least 1935, since the San Juan de Chorunga millsite concession dates from that year.

During the period of underground mining by Minas Ocoña (1970-late 1990’s) exploration was confined todrifting and cross-cutting to find short-term extensions to veins being worked.

Undocumented short adits of unknown age, which are probably due to post-1970 exploration, occur on the Santa Clarita and Veta Clara prospects and on the sides of the Esbilla Quebrada at the southern extension of the San Juan vein swarm. It is known that San Juan Gold Mines mapped the surface expression of the veins, and acquired concessions on the Erika, Santa Clarita, Veta Clara and Champune prospects.

The first record of modern-style exploration is a map made in 1989, as a school sampling project for the Universidad Nacional De Ingeniera, on the Champune showing. This yielded rather high gold values (many over 1 grams per tonne at surface), which have since been shown to be spurious, as discussed in Section 11.

In 1991 Compañía Minera Erika S.A., a contract miner on the property, completed a sampling and geophysical program on the Santa Clarita and Erika prospects. This work was inconclusive because poor contact was experienced by the IP survey due to the dry soils and rocks, and geochem sampling was suspect as it is believed that the samples were analyzed in the mine laboratory and may have been contaminated. There are no records or reports available regarding this work, except one map.

The next documented exploration was in 2005 and early 2006, when MIRL S.A. undertook geologic evaluations of the Santa Clarita and Erika prospects. MIRL’s interest in the area was generated by the discovery by Teck Cominco of the Zafranal porphyry copper deposit, approximately 50 kilometers south of San Juan, in a similar geologic setting. Teck Cominco subsequently acquired some concessions surrounding the southern portion of the San Juan property, near the Erika porphyry prospect.

The MIRL work found interesting values of gold and molybdenum in the andesitic intrusive on the Santa Clarita prospect, while a copper- and gold-bearing porphyry was discerned on the Erika prospect. Short reports and maps produced for MIRL are in Century’s possession, and were used in preparation of this report (see References in Section 23).

12.2                        Exploration by Century Mining

Century Mining commenced drilling on the San Juan veins in October of 2006. The focus of the drilling is to provide extensions to known veins so a database for eventual Resource and Reserve estimation can be compiled. Drilling was continuing at the time this report was compiled, as discussed below in Sections 13 and 22.

The Champune (Golden Champune) prospect was sampled by Century Mining in 2006 to determine its potential as a bulk-tonnage gold property, but the samples yielded lower values than previous work. Century plans to further examine this property with sampling and drilling.

Exploration targets on the property include the Golden Champune gold prospect, the Santa Clarita porphyry gold prospect, the Veta Clara gold vein and the Erika porphyry copper prospect. These properties have been subject to preliminary exploration but have not received in-depth geological studies nor drilling to date although Veta Clara is currently being mined by informal miners who sell the ore to Century.

13.0                        DRILLING

Prior to Century’s acquisition of the San Juan property, there had been no drilling other than underground blasthole drilling. Century Mining commenced drilling on the San Juan veins in October of 2006. The objective of the drilling is to provide extensions to known veins, to provide an enhanced database for Resource and Reserve estimation. Drilling later in 2007 will also test non-vein (porphyry) targets.

Two drilling contractors are working on the site: Bradley, MDH S.A.C. and Redrilsa Drilling S.A. utilizing LY-70 drill rigs. The drilling begins with HQ rods (core diameter 6.0 centimeters), and where necessary the size is reduced to NQ (core diameter 4.76 centimeters) should difficulties be encountered. To date, no reductions have been necessary with these drill rigs. Typical hole depths are 200 to 400 meters, but beyond 400 meters reduction to NQ will normally be required.

Drilling is conducted with two 12-hour shifts seven days a week. Advance varies but typically averages 15 to 30 meters per shift. Recoveries are usually greater than 95 percent below overburden or unconsolidated fill. Century Mining has technicians controladore (drill control technicians, often geology students) on site for each shift. They monitor the drill rig and complete logs of recovery and rock quality data (RQD). The controlador assures the integrity and security of the core before transport to the core logging facility. The drill geologist typically visits each drill in the morning and again late in the day.

Downhole directional surveys are taken every 50 meters. Both veins and country rock (granodiorite, andesite) are very hard, and abrupt changes in hole orientation are not expected, although gradual shallowing of the hole plunge would be normal. At the time of CAM’s visit, no survey results were yet available.

As discussed in Section 22, Table 22-2, the programmed holes are oriented in various directions, with the intent of intersecting the veins at as high an angle as possible. However, most veins dip at least 75 degrees, so orthogonal intercepts are difficult to achieve.

By mid-February 2007, Century had completed five diamond-drill holes on the San Juan veins. Extracts of results for these holes, as taken from Century press releases dated January 8, January 29, and February 15, 2007, are shown in Table 13-1. Locations of these holes are shown in Figure 22-1.

Table 13-1
Intercepts in Century 2006-early 2007 Drilling at San Juan de Chorunga

Drillhole	From (m)	To (m)	True Width	Au g/t	Ag g/t	Target Vein	Comments
06SJMR-1	46.75	47.1	0.30 m	10.85	2.1	Diagonal Vein	Quartz/pyrite vein in altered Granodiorite.
06SJ-2*	210.3	212.1	1.20 m	46.7	26.3	Mercedes Vein	Quartz/pyrite vein in altered Granodiorite.
06SJ-3	100.7 103.6	100.95 103.85	0.18 m 0.18 m	4.36 7.76	2.4 1.2	Mercedes Vein	Veinlets at contact with andesite dike
06SJ-4	144.1 145.65	144.9 146.45	?	0.39 1.13	<0.2 <0.2	Rosario Vein	Fault zone with minor quartz veinlets
07SJ-6	219.1	219.7	0.52 m	19.8	2.8	Mercedes Vein	Alexia Vein (new) a split of Mercedes Vein.
07SJ-6	222.54	223.04	0.43 m	26.9	1.9	Mercedes Vein	Alexia Vein (new) a split of Mercedes Vein.

Most of the reported Chemex assays were received after CAM’s site visit, and thus CAM did not specifically review these intercepts on-site. These results do not constitute proof of economically-viable orebodies, but are presented here to show that interesting mineralization is being encountered outside previously-mined sections of these veins. A section showing hole 07SJ-6 is depicted in Figure 13-1.

F
F'
0
50 meters
SCALE
Porphyritic Andesite
MERCEDES VEIN
07SJ-6
25
75
125
Granodiorite, medium grain
Alexia Veins A & B
0.6 m @ 19.8 gm Au
0.5 m @ 26.9 gm Au
Fault Zone ?
in the Rio Chorunga Valley
275
325
Monzonite Porphyry
354.5 m TD
850
800
750
700
650
600
550
500
450

CROSS-SECTION F-F', AT THE PORTAL LEVEL 734, N26W

Figure 13-1

Section Showing Drillhole 07SJ6, Mercedes Vein

14.0        SAMPLING METHOD AND APPROACH

14.1        Mine Samples

Historical sampling at the San Juan property was carried on routinely by channels cur into mine workings, generally of 2 meters length along the vein, and of variable width. Details of sampling practices prior to 2006 are sketchy.

Currently, mine samples are taken on a routine daily basis by the mine geologists and consist of both back and breast samples to provide information for the mine. Channel sampling of the back is completed at 2 meter intervals and the sample width is noted then recorded with the assay values returned from the laboratory. All mine samples are taken to the mill assay laboratory for sample preparation and fire assay at the San Juan assay lab.

14.2        Exploration Surface Samples

Exploration surface samples taken by Century have consisted of grab, panel or chip sampling of surface outcrops at Champune and elsewhere. These are generally at least one kilogram in weight. These samples are sealed in the field and the position of the sample is noted using a GPS unit in UTM coordinates with the elevation in meters. The samples are all taken to ALS Chemex in Arequipa in a similar fashion to the drill core samples noted below.

14.3        Drill Samples

Century drill core is picked up from the drill sites twice a day, in the morning and late afternoon personnel and transported to a fenced and guarded portion of the processing plant. The core is logged in by the guard and placed in a secure location.

The core is cleaned and photographed, and readied for the geologist to begin logging. It is logged for lithology, alteration, and mineralization at a scale of approximately 1:250. Equipment used in logging the core includes clear protractors, hardness testing devices, weak hydrochloric acid, magnets, and hand lenses. Intervals for samples are marked on the box and core and noted on a special form.

Material of economic interest is usually identifiable visually, based on the presence of vein quartz, sulfides, and carbonates. Sample intervals vary up to a maximum of 1 meter, but typically average about 0.4 meters. Only in very special instances are samples of less than 0.1 centimeters collected. Do to the high-grade nature and rapid transition in gold grade and vein width, smaller samples are useful in delineating potentially economic veins. Should samples smaller than 0.4 meters be collected, adjacent samples are collected to determine the grade of the minimum mining width, (0.4 meters) and dilution.

The geologist supervises the cutting of the core by a technician. Core is sawn along marked lines to best approximate a representative split. It is cut with a standard water-bath diamond-blade rock saw. The cut core is carefully placed back into the box. The geologist logging the hole, places half of the cut core into a marked plastic sample bag. The samples are sealed and place in a locked room near the core logging facility, awaiting pickup by Chemex personnel.

CAM opines that Century’s procedures for drilling and sampling of core are of industry-standard quality, and should produce high-quality samples suitable for future Resource estimation.

14.4        Density Samples

Century has recently started a program to determine the dry bulk density of mineralized veins and wallrock, and diluent wallrock, following guidelines supplied by CAM. Results of this program will be reviewed as part of the publication of any future Resource estimates. In 1995, previous operators (Minas Ocoña, 1996) used a constant dry bulk density of 2.8 grams per cubic centimeter (or tonnes per cubic meter), but the basis of this number is unknown to both Century and CAM.

15.0                        SAMPLE PREPARATION, ANALYSES AND SECURITY

This report is based on geology and exploration, and does not present any NI-43-101-compliant Resources or Reserves. At such future time as a compliant Resource or Reserve is presented, a full description will be made of the procedures regarding the samples used for mineral estimation.

All or nearly all gold grades discussed herein were determined either at the assay lab at the San Juan de Chorunga processing plant by fire assay, or by Chemex Peru in Lima. Any exceptions involving other assaying sources are noted in the text in Section 12, Exploration.

None of the sample preparation past the point of splitting core was conducted by an employee, officer, director or associate of Century Mining Corporation or Century Mining Peru.

CAM is of the opinion that Century’s current (2006-2007) practices regarding sample preparation, security and analytical procedures, are adequate to eventually allow use of the data in Resource estimation to NI-43-101 standards.

15.1        San Juan Assay Laboratory

The San Juan assay lab analyzed nearly all the pre-2006 samples, and the 2006 and 2007 samples for mine and plant control. Descriptions of the sample-preparation and fire-assaying methodologies are available, at least for recent years, and will be included in any future reports presenting Resource or reserve estimates.

15.2        Chemex Peru Laboratory

Exploration samples collected by Century through surface or diamond-drill methods in late 2006 and 2007 were prepared and assayed by Chemex Peru. In addition, underground channel samples for eventual Resource estimation were handled by Chemex Peru, which is an ISO registered analytical laboratory.

Approximately once a week, the Century samples are placed in large bags, sealed and transported by Chemex pickup truck to the Chemex sample preparation facility in Arequipa, Peru. Batches transported to Arequipa are less than 50 samples and include a minimum of 10 percent QAQC samples inserted by Century. In addition, approximately 5 to 10 percent of the samples will have check assays from the same pulp at a different lab.

QAQC samples include two different certified standards purchased from CDN Resource Laboratories Ltd. of Delta, British Columbia. The certified gold-ore standards include CDN-GS-P7A (Au 0.77 + 0.06 grams per tonne) and CDN-GS-15A (Au 14.83 + 0.61 grams per tonne), these contents being based on round-robin results from twelve certified assay labs. The CDN analyses may be seen on the internet at: www.cdnlabs.com/. Blanks samples are also added to each batch and are collected from local unmineralized and mineralized lithologies.

The pulps are transported from Chemex’s Arequipa facility to the Lima facility by commercial transport. Turn around time is typically less than 2 weeks. All samples are analyzed for gold (Au-AA25) and for multi elements ICP (ME-ICP41), as per standard Chemex procedures.

Original assays results are sent to Blaine, electronic copies are received at the mine. The data is compiled on master spreadsheets and results of the QAQC samples are reviewed.

Comparative results of standards, duplicates, and blanks will be discussed in any future report dealing with Resource estimation at San Juan. An initial inspection by CAM suggests that the Chemex assays are of a high standard.

16.0                        DATA VERIFICATION

Because data are still being collected, and cross-laboratory checking has only recently begun, the physical and geostatistical verification procedures and results are not presented in this report. At such future time as a Resource or Reserve is presented in 43-101 report, a full description will be made of the verification procedures regarding data used for mineral estimation.

17.0        ADJACENT PROPERTIES

The San Juan property is very irregularly-shaped, with significant amounts of non-controlled property within the gross outline. However, all the significant mineralization known to CAM is on the San Juan property. This report discusses the regional and local geology without respect to the property boundaries, but does not discuss or project any mineralization from outside the San Juan property.

18.0                        MINERAL PROCESSING AND METALLURGICAL TESTING

The processing plant at San Juan de Chorunga has been in essentially continuous operation since 1970. The summary in this section of the report reflects current operating practice. Century has plans to upgrade the mill significantly, as will be described in detail at such future time as mineral Resource and Reserve estimation is undertaken.

18.1                        Mineralization

The ore consists of quartz veins and a lesser amount of altered granodiorite and andesite porphyry dikes. The veins contain quartz, calcite, pyrite and gold, and are oxidized to a depth of up to 100 meters.

18.2                        Processing Plant

The mill was designed to handle both oxide and sulfide ore at the rate of 700 tonnes per day. Currently the mill is producing approximately 250 tonnes per day but can easily be expanded.

The ore is crushed in a 24-inch jaw crusher and is then conveyed to a 5 foot shorthead cone crusher where it is crushed to approximately 3/8 inch. It is then milled in one of the 5 existing ball mills which are in circuit with a jig, which removes the free gold.

The ore is ground to 50 percent -200 mesh, and then passed through a flotation circuit. The concentrate from the flotation circuit is thickened then leached with air in Pachuca tanks, followed by Merrill-Crowe precipitation for recovery of the gold. The leached material is then sent to a permitted tailings pond.

The oxide ore flows from the flotation circuit to a series of 5 cyanide leach tanks from which it passes through a small CIP (carbon-in-pulp) circuit after which the gold is recovered with the carbon by screening. The gold is then stripped from the carbon in hot concentrated cyanide solution from which the gold is electroplated onto steel wool. The material from both circuits is then melted to produce doré bars assaying over 85 percent Au with about 10 percent Ag, and 1 to 2 percent Cu, and traces of impurities (silica, iron, etc).

18.3        Recoveries

Gold recovery has varied recently from 81 to 85 percent, depending on the ore grade with the higher grade material having better recovery of the gold and the tailings grade being relatively constant at a grade near 0.6 grams per tonne Au.

19.0                        MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

This report does not introduce any mineral Resource or Reserve with respect to the San Juan property. Century acquired the property less than a year ago, and are focusing on improving the infrastructure and management, while continuing to exploit the mineral inventory left by previous operators.

CAM, along with Century, is confident that a significant Resource and Reserve can be defined in the near future which will be compliant with industry standards. The Work Program recommended in Section 22 was developed with the aim of defining a Resource sufficient for at least 10 years’ production at 1500 tonnes per day milled. Some portion of this would be of Reserve category.

20.0        OTHER RELEVANT DATA AND INFORMATION

CAM is not aware of any other information relating to the San Juan property, the exclusion of which would make this report misleading. Although there is some missing data about historical production, the estimates of past production contained herein are sufficient to establish that production has been of important scale.

21.0                        INTERPRETATION AND CONCLUSIONS

21.1                        Vein Mineralization

a)              The San Juan veins swarm lies within the Nazca-Ocoña Belt, which contains several similar swarms of mesothermal quartz veins hosted in crystalline rocks, mainly intrusives.

b)             Organized, industrial-scale production since 1970 has amply demonstrated that mining and processing of veins grading over 3 grams per tonne Au was economic at gold prices of over $350/oz.

c)              The larger veins (San Juan, Mercedes, Chillihuay-1) have mined mineralized lengths of at least one kilometer, and mineralized vertical extents of over 800 meters (San Juan), without significant changes in the nature of the mineralization.

d)             Past mining and sampling has indicated that the gold content of each vein is relatively persistent along strike and down-dip.

e)              Most of the veins are open at either or all of: strike, or up- or down-dip. While the down-dip extensions of some (e.g. Mercedes) would be beneath the water table, the nature of mineralized vein material there is not expected to be greatly different than in sulfide-bearing veins above the water table.

f)                The recently-acquired San Juan property has excellent potential to be a profitable gold producer for Century.

g)             Confident estimation of the remaining known and unexplored gold resource will require a considerable investment of time (to review 2001 data) and exploration (drilling and channel sampling) in order to validate the existing sampling data and test for mineralized extensions of the veins.

h)             A validation and exploration program along the lines of that proposed in Section 22 is warranted.

i)                 Tailings produced at the San Juan mill from vein ores since 1970 are on the property, in important tonnages and of grades which may warrant re-treatment.

21.2        Porphyry-Related Mineralization

a)              Mineralization at Erika, Santa Clarita and Champune appear to be related to porphyry-copper systems, containing Cu, Au, and Mo.

b)             The porphyry-related systems are entirely different targets than the gold veins.

c)              Porphyry Cu-(Mo, Au) systems in the southern Coastal Batholith of Peru include the world-class Cerro Verde, Cuajone, and Toquepala deposits 100 to 250 kilometers to the southeast, and the smaller Rio Pisco District (Bella Union, Eliana, Auquish, San Martin mines) 150 kilometers to the northwest.

d)             Further geological work to characterize the alteration, sequence of mineralizing events, and possible buried higher-grade zones is warranted in all three prospects. This should include at least one “stratigraphic” drillhole in each.

21.3                        Veta Clara

a)              The proximity and similarity of Veta Clara to the Santa Clarita Cu-Mo-Au prospect strongly suggests a genetic link between the two.

b)             Gold mineralization at Veta Clara occurs along the Choclón Fault, which juxtaposes Yura metasediments against intrusive andesite.

c)              The gold occurs in a shear zone with only subordinate quartz veining, and dips in a moderately to the south, thus contrasting with the veins in the San Juan-Mercedes area.

d)             A significant amount of artisanal production has occurred in recent years, but is not well-documented.

e)              Further exploration of the Veta Clara prospect is warranted, through sampling and drilling.

21.4                        General

Results of historical work, and work carried out by Century since mid-2006 indicate that the San Juan de Chorunga property carries significant gold mineralization of economic interest, with possibilities for porphyry-copper mineralization as well. A program of confirmation sampling and exploration is needed to:

1.                   confirm that some of the known mineralization is of Resource and Reserve according to current CIM definitions;

2.                   the test for extensions to known mineralization along strike and at depth; and

3.                   evaluate the potential of the known porphyry-copper prospects.

22.0        RECOMMENDATIONS

The work program below is recommended for early 2007, in order to:

1.                   define if possible a mineral Resource on the order of hundreds of thousands of ounces of contained gold in veins, including a Reserve of 25,000 to 50,000 ounces;

2.                   determine reliable densities for vein mineralization and associated diluent wallrock;

3.                   to evaluate possibility of re-treating the existing tailings; and

4.                   more closely define the exploration potential of the non-vein prospects.

22.1        Vein Deposits

The drilling program below is recommended to seek mineralized extensions of the known veins at depth, and along strike away from the Chorunga Valley. Several of these holes had been completed and assayed at the time of this report, as discussed in section 13 of this report. The targets, which include holes completed since late 2006, are shown on Table 22-1, while hole locations are shown on Figure 22-1.

Table 22-1
Drillholes at San Juan de Chorunga

Site	Target	Azimuth	Incline	TD (m)	Meters per Site	No. of Holes	Completion
					per site	holes
06SJMR-1	Mercedes	n.a.	n.a.	105.15	—	1	yes
06SJ-1	San Juan, Diagonal	n.a.	n.a.	35.90	—	1	yes
06SJ-2	Mercedes	n.a.	n.a.	225.45	—	1	yes
06SJ-3	Mercedes	n.a.	n.a.	315.85	—	1	yes
06SJ-4	Rosario	n.a.	n.a.	349.70	—	1	yes
07SJ-5	Rosario	n.a.	n.a.	342.00	—	1	yes
07SJ-6	Mercedes	n.a.	n.a.	354.20	—	1	yes
07SJ-7	Apillao	n.a.	n.a.	451.20	—	1	yes
07SJ-8	San Juan, Diagonal	n.a.	n.a.	213.45	—	1	yes
07SJ-9	Alpacay, Apillao	n.a.	n.a.	302.10	—	1	yes
07SJ-10	Alpacay, Apillao	n.a.	n.a.	145.00	—	1	yes
07SJ-11	Apillao	n.a.	n.a.	231.70	—	1	yes
07SJ-12	San Juan, Diagonal	n.a.	n.a.	301.00	—	1	yes
07SJ-13	Alpacay	n.a.	n.a.	299.35	—	1	yes
07SJ-14	Alpacay, Apillao	n.a.	n.a.	288.50	—	1	yes
07SJ-15	deleted	—	—	0	—	0	no
PP1	Diagonal	N 165° E	60	185	350	2	2007
PP1	Diagonal	N 165° E	45	165			2007
PP1	Diagonal	N 135° E	60	195	370	2	2007

Site	Target	Azimuth	Incline	TD (m)	Meters per Site	No. of Holes	Completion
PP1	Diagonal	N 135° E	45	175			2007
PP2	Diagonal F	N 332° E	45	230	230	1	2007
PP2	Diagonal	N 152° E	60	225	395	2	2007
PP2	Diagonal	N 152° E	45	170			2007
PP3	Diagonal	N 172° E	60	235	415	2	2007
PP3	Diagonal	N 172° E	45	180			2007
PP3	Santa Monica	N 200° E	60	140	255	2	2007
PP3	Santa Monica	N 165° E	60	140	255	2	2007
PP3	Santa Monica	N 200° E	45	115			2007
PP3	Santa Monica	N 165° E	45	115			2007
PP4	Millonaria-Rosario	N 00° E	45	100	100	1	2007
PP4	Millonaria-Rosario	N 30° E	45	100	100	1	2007
PP5	Diag. F	N 75° E	75	240	720	3	2007
PP5	Diag. F	N 75° E	60	240			2007
PP5	Diag. F	N 75° E	45	240			2007
PP6	Diag. E	N 80° E	75	240	720	3	2007
PP6	Diag. E	N 80° E	60	240			2007
PP6	Diag. E	N 80° E	45	240			2007
PP7	Diag. E	N 244° E	75	240	720	3	2007
PP7	Diag. E	N 244° E	60	240			2007
PP7	Diag. E	N 244° E	45	240			2007
PP8	Diag. D, E	N 244° E	75	240	720	3	2007
PP8	Diag. D, E	N 244° E	60	240			2007
PP8	Diag. D, E	N 244° E	45	240			2007
PP9	Diag. D, E	N 65° E	75	240	720	3	2007
PP9	Diag. D, E	N 65° E	60	240			2007
PP9	Diag. D, E	N 65° E	45	240			2007
PP10	Matilde	N 65° E	75	240	720	3	2007
PP10	Matilde	N 65° E	60	240			2007
PP10	Matilde	N 65° E	45	240			2007
PP11	San Juan C	N 60° E	75	240	720	3	2007
PP11	San Juan C	N 60° E	60	240			2007
PP11	San Juan C	N 60° E	45	240			2007
PP12	San Juan P	N 245° E	75	240	720	3	2007
PP12	San Juan P	N 245° E	60	240			2007
PP12	San Juan P	N 245° E	45	240			2007

Table 22-1
Drillholes at San Juan de Chorunga

Site	Target	Azimuth	Incline	TD (m)	Meters per Site	No. of Holes	Completion
				TOTAL:	12,190 m	54 holes

Figure 22-1

Century Drillhole Locations

22.2                        Digitizing of pre-2006 Data

Much of the pre-2002 geological, assay, and survey data are in paper copy only, some in precarious condition. More than 200 graphics exists, some now only in a single paper copy without Mylar originals. In order to preserve and effectively utilize the detailed data inherited from former operators, the existing maps, sections, and assays need to be copied electronically.

Century has just begun the process of digitizing the data, using a digitizing tablet and appropriate software. The process is expected to take one to two months.

22.3                        Underground Sampling

Long sections dated December 2001 show the mineral inventory as of that date, but subsequent mining has removed some off that inventory. In addition, the assays at that time were performed at the San Juan mill lab, which is of untested veracity. Therefore, it is necessary to survey the workings to ascertain the current limits of mineralized veins, and to re-sample sufficient localities to obtain a correlation between pre-2002 San Juan gold assays and those from Chemex in 2006 and 2007. The quantity of sampling required is estimated at 400 samples, each covering 2 meters of length of vein, but the actual number of samples needed will have to be constantly assessed as the statistical comparison is compiled.

22.4        Density Determinations

This is necessary to define the density of mineralized veins and diluent wallrocks, for purposes of tonnage estimation. A formal sample-selection and density-measurement protocol is in Century’s possession, utilizing core measurements and in-situ measurements. Approximately 40 measurements of core and excavated vein samples are expected to be needed initially.

22.5                        Tailings Sampling

Various studies have been in the past on the tonnage, grade, and metallurgical behavior of flotation and cyanide tailings on the San Juan site. However the methodology of measuring the tailings parameters is often of uncertain reliability. In addition, there have been several campaigns of re-treating tailings, as well of losses or dilution of tailings due to wind and flooding. Therefore, it is necessary to undertake a systematic program of surveying, sampling, and metallurgical testing of the floatation and cyanide tailings, in order to classify the tailings as a mineral Reserve. Costs for this work are estimated in Table 22-3.

22.6                        Non-vein Exploration

The four non-vein prospects (Champune, Santa Clarita, Veta Clara, and Erika) need to be evaluated, as discussed in Section 11, through a combination of geology, surface sampling, and limited drilling.

Since the prime objective of Century is gold production, this exploration should have a secondary role to the needs of the mine. Essential parts of the program are:

1.               Geologic mapping and sampling has been completed on the Santa Clarita and Erika prospects and is still required for the Golden Champune. The anomalous areas of the 1989 sample map should be examined in detail to determine the source of the anomalies outlined in the central bowl of the Champune as Century’s initial sampling did not test this area. The association of gold with andesite dikes at the San Juan mine indicates that close attention should be paid to the andesite dike striking SE across the Campune prospect.

2.               Test with one stratigraphic drillhole each the Golden Champune, Santa Clarita and Erika. These holes would be for geologic information and would be located using the best data at hand and ease of mobilization.

22.7                        Work Program Budget

The Work program budget shown in table 22-2 includes the entire 2006 and 2007 drilling program, as results and costs for 2006 are still being compiled. Other components of the Work Program are being carried out in 2007.

Table 22-2
Recommended Budget for 2006-7 Work Program

Item	Cost per Unit (US$)	Cost per Month (US$)	Quantity	Days/ Months	Item Total (US$)	TOTAL (US$)
Diamond Drilling, 2006	100/m		4,000 m		400,000
Diamond Drilling, 2007	100/m		8,000 m		800,000
Bulldozer, 2006	50			50 days	2,500
Bulldozer, 2007	50			100 days	5,000
Assays, 2006	20		200		4,000
Assays, 2007	20		400		8,000
Manager, 2006 drilling		8,000		2 mos	16,000
Manager, 2007 drilling		8,000		4 mos	32,000
Geologists, 2006 drilling		2,000	2	4 mos	16,000
Geologists, 2007 drilling		2,000	2	8 mos	32,000

Item	Cost per Unit (US$)	Cost per Month (US$)	Quantity	Days/ Months	Item Total (US$)	TOTAL (US$)

Jr Geologists, 2006 drilling		1,000	2	4 mos	8,000
Jr Geologists, 2007 drilling		1,000	2	8 mos	16,000
Truck Rental, 2006 drilling		1,800	1	4 mos	7,200
Truck Rental, drilling 2007		1,800	1	8 mos	14,400
Repairs and Misc.	2,000				6,000
		SUBTOTAL DRILLING, 2006				454,000
		SUBTOTAL DRILLING, 2006				913,000
		TOTAL, DRILLING				1,367,000
DENSITY
DETERMINATIONS
core measurements	25		40		1,000
in-situ measurements	100		10		1,000
analysis of data					250
		TOTAL, DENSITY				2,250
DIGITIZATION OF MINE DATA
Digitize	1,000			3mos	3,000
Computer, purchase	800				800
Digitizer, purchase	2,300				2,300
		TOTAL DIGITIZATION				6,100
CONFIRMATION
SAMPLING
Resample (Sampler)	15		200		3,000
Assay	20		200		4,000
Interpretation (geologist)		1,000		0.5mo.	500
Underground survey					3,000
		TOTAL CONFIRMATION SAMPLING				10,500
TAILINGS
SAMPLING
surveying perimeters	500				500
pitting	100		12		1,200
assays	20		50		1,000
recovery tests	8		200		1,600
		TOTAL TAILINGS				4,300
NON-VEIN EXPLORATION: Champune, Santa Clarita, Veta Clara, Erika.
Manager		8,000		1mos	8,000

Item	Cost per Unit (US$)	Cost per Month (US$)	Quantity	Days/ Months	Item Total (US$)	TOTAL (US$)
Geologists,		2,000	2	2mos	4,000
Jr. Geologists		1,000	2	2mos	2,000
Truck Rental		1,800	1	2mos	3,600
Surface Assays	20		300		6,000
Diamond Drilling	100/m		600m		60,000
Bulldozer	50			20days	1,000
drill Assays	20		100		2,000
		TOTAL NON- VEIN				86,600
		TOTAL COST OF RECOMMENDED PROGRAM				1,476,750
		less drilling program, Nov. 2006 to Feb 2007				454,000
		Approx total after March 1, 2007				$1,022,750

23.0                        REFERENCES

Agar, R.A., 1981, Copper mineralization and magmatic hydrothermal brines in the Rio Pisco section of the Peruvian Coastal Batholith: Economic Geology, volume 76, no. 3, pages 677-693.

CDN Resources Laboratories Ltd., 2006, Gold ore reference standard CDN-GS-P7A: 2 pages.

CDN Resources Laboratories Ltd., 2006, Gold ore reference standard CDN-GS-P15A: 2 pages.

Hunt, John, 2006, Erika and Santa Clarita prospects: consultant’s report dated 23 April 2006, 4 pages in pdf.

IGMM (Instituto Geologico Minero y Metalurgico del Peru), 1984, Mapa geologico del cuadrangulo de Caraveli, Departamento de Arequipa, scale 100,000, one sheet.

IGMM (Instituto Geologico Mineroy Metalurgico del Peru), 1994, Mapa geologico del cuadrangulo de Chuquibamba, Departamento de Arequipa scale, 100,000, one sheet.

Kowalewski, J., 2002, Three Years Business Plan for Empresa Minera San Juan Gold Mines S.A.A., Arequipa, Peru: consultant’s report prepared for San Juan Gold Mines S.A.A., by Dr.-Ing. Jürgen Kowalewski of DMT-Montan, dated November 8, 2002.

Minera Ericka, 1991, Santa Clarita compilation map: map showing geophysical and geochemical results, original scale 1:2,500, in Spanish. Reproduced herein as Figure 11-8.

Minas de Ocoña S.A, 1996, Informe Anual de Reservas para 1995: internal company document dated May, 1996.

MIRL, 2005a, Reporte geologico, proyecto de exploracion San Juan de Chorunga, sectores Santa Clarita Norte y Ericka: internal memo of MIRL, S.A. dated 27 May 2005, by Alejandro Gonzales C. and Zenon Ramos M., 32 pages in pdf version, in Spanish. A nearly identical version dated 2006 also exists.

MIRL, 2005b, Comments about the visit to San Juan de Chorunga Mine: internal memo of MIRL, S.A. dated 27 May 2005, by Luis Macedo, 11 pages in pdf version, in English.

MIRL, 2005c, Reporte geologico, proyecto de exploracion “San Juan de Chorunga, sectores Santa Clarita Norte y Ericka”: internal memo of MIRL, S.A. dated 14 June 2005, by Yuri Valdivieso G., 7 pages in pdf version, in Spanish.

Noble, D. C., and Vidal, C. E., 1994, Gold in Peru: Soc. of Economic Geologists Newsletter, no. 17, pages 1, 7-13.

San Juan Gold Mines, 2006(?), Peru: PowerPoint file SANJUANGOLDMINES.pps, prepared by San Juan Gold Mines S.A.A., 82 pages.

24.0                        ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES

Even though the San Juan property is currently in production, economic feasibility will be addressed in a future 43-101 Technical Report which will report Resources and Reserves.

25.0                        DATE AND SIGNATURE PAGE

Certificate of Author:

Fred Barnard

1835 Alkire Street

Golden, Colorado 80401 USA

I am a consulting minerals geologist, affiliated with Chlumsky, Armbrust and Meyer LLC at 200 Union Boulevard, Suite 430, Lakewood, Colorado 80228, USA.

I am Professional Geologist #7432 in the state of California, in good standing.

I obtained a B. A. degree in Geology from the University of California at Berkeley in 1963 and a Ph.D. degree in Geology from the University of Colorado at Boulder in 1968.

Since 1968 I have practiced continuously as a geologist in the mining industry, as a corporate employee of INCO and later of Anaconda Minerals, and subsequently since 1985 as an independent consultant. I have been involved in the geology, exploration, and evaluation of metallic and some non-metallic mineral deposits in about 40 countries.

I am a Fellow of the Society of Economic Geologists, and a Member of the Geological Society of America.

My professional work has included field visits to mines and prospects of vein-type gold deposits and porphyry-copper systems in Alaska, lower 48 U.S.A., Mexico, Panama, Guyana, Venezuela, Brazil, Uruguay, Argentina, Chile, Bolivia, Ecuador, Peru (Arequipa and other departments), Burkina Faso, Madagascar, Austria, Portugal, Philippines, Mongolia, Australia, and other places, for the purposes of carrying out or reviewing geology, sampling programs, project evaluation, and/or resource/ reserve validation.

I am a Qualified Person with regard to vein-type gold deposits and porphyry-related copper-goldmolybdenum deposits, within the meaning of National Instrument 43-101, based on my education, professional registration, and experience with these deposits.

I visited the San Juan de Chorunga property in Arequipa Department, Peru during 26-30 January, 2007, to review the mineralization, procedures and data handling at the project.

I am highly fluent in Spanish, and am able to converse readily with Spanish-speaking persons of all educational levels.

This report was prepared by me or under my supervision, and I am not aware of any material fact or change with respect to the subjects of this report which is not reflected in this report, such that the exclusion of these facts would make this report misleading.

As defined in Section 1.5 of National Instrument 43-101, I am independent of the issuer, Century Mining Corporation. Neither I nor any affiliated entity of mine, have earned any income at any time from Century Mining Corporation or any associated or affiliated company, except in the course of this assignment and except a small (less than one day) consulting assignment in 2006 for an affiliated company.

I have read National Instrument 43-101 and Form 43-101F1, and have prepared this report in compliance with those documents.

Signed:
Fred Barnard

Date: 19 March 2007